      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1996.



                                                      REGISTRATION NO. 333-02891

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                  ULTRAK, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     75-2626358
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                        1220 CHAMPION CIRCLE, SUITE 100
                            CARROLLTON, TEXAS 75006
                                 (214) 280-9675
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                GEORGE K. BROADY
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        1220 CHAMPION CIRCLE, SUITE 100
                            CARROLLTON, TEXAS 75006
                                 (214) 280-9675
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

             RICHARD L. WAGGONER                             ALAN J. BOGDANOW
           GARDERE & WYNNE, L.L.P.                        HUGHES & LUCE, L.L.P.
         1601 ELM STREET, SUITE 3000                   1717 MAIN STREET, SUITE 2800
             DALLAS, TEXAS 75201                           DALLAS, TEXAS 75201
                (214) 999-3000                                (214) 939-5500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

             ITEM NUMBER AND HEADING                          HEADING IN PROSPECTUS
- --------------------------------------------------  -----------------------------------------
   1.    Forepart of the Registration Statement
           and Outside Front Cover Page of
           Prospectus.............................  Outside Front Cover Page
   2.    Inside Front and Outside Back Cover Pages
           of Prospectus..........................  Inside Front and Outside Back Cover Pages
   3.    Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges.....  Prospectus Summary; Risk Factors
   4.    Use of Proceeds..........................  Prospectus Summary; Use of Proceeds;
                                                      Capitalization
   5.    Determination of Offering Price..........  Underwriting
   6.    Dilution.................................  Not Applicable
   7.    Selling Security Holders.................  Principal and Selling Stockholders
   8.    Plan of Distribution.....................  Outside Front Cover Page; Underwriting
   9.    Description of Securities to be
           Registered.............................  Dividend Policy; Description of Capital
                                                    Stock
  10.    Interests of Named Experts and Counsel...  Legal Matters
  11.    Information with Respect to the
           Registrant.............................  Outside Front Cover Page; Prospectus
                                                      Summary; Risk Factors; Use of Proceeds;
                                                      Dividend Policy; Capitalization;
                                                      Selected Consolidated Financial Data;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business; Management;
                                                      Principal and Selling Stockholders;
                                                      Description of Capital Stock; Experts;
                                                      Consolidated Financial Statements
  12.    Incorporation of Certain Information by
           Reference..............................  Incorporation of Certain Documents by
                                                      Reference
  13.    Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities............................  Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                    SUBJECT TO COMPLETION, DATED MAY 2, 1996


PROSPECTUS


                                2,200,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


     Of the 2,200,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), offered hereby, 2,062,437 shares are being sold by Ultrak, Inc. (the "Company"), and 137,563 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.



     The Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ULTK." On April 30, 1996, the last reported sale price of the Common Stock was $12.50 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ----------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)      COMPANY(2)     STOCKHOLDERS
- --------------------------------------------------------------------------------------------------
Per Share.......................         $               $               $               $
- --------------------------------------------------------------------------------------------------
Total(3)........................         $               $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $260,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 330,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
     Underwriters, the total Price to Public will be $          , the total
     Underwriting Discount will be $          and the total Proceeds to Company
     will be $          . See "Underwriting."
                             ----------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock
will be available for delivery on or about             , 1996.
                             ----------------------

LOGO                                                                        LOGO

                                            , 1996.

                            INSIDE FRONT COVER PAGE



                                   [PICTURE]


                  A sampling of Ultrak's logos and trademarks



                               GATEFOLD -- INSIDE



PROFESSIONAL SECURITY & SURVEILLANCE



     [Picture] Photo, courtesy of Walmart Stores, Inc., depicting Ultrak's CCTV systems in use.



CONSUMER SECURITY & SURVEILLANCE



     [Picture] Photo, courtesy of Staples, Inc, depicting Ultrak's EasyWatch wireless observation system on Staples' store shelf.



INDUSTRIAL



     [Picture] Photo, courtesy of USS/Kobe Steel Company, depicting CCTV systems in an industrial setting.



MOBILE VIDEO



     [Picture] Photo depicting school buses.



TRAFFIC MANAGEMENT



     [Picture] Photo depicting camera in high speed dome with pan-tilt-zoom capabilities above intersection.



DENTAL & MEDICAL



     [Picture] Photo depicting dental patient and dentist with Ultrak's UltraCam monitor.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A OF THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, (i) all references to "Ultrak" or to the "Company" include Ultrak, Inc. and its subsidiaries and predecessor and (ii) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     Ultrak is a leading supplier of closed-circuit television ("CCTV") and related products in the United States. The Company designs, manufactures, markets and services CCTV and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical and other applications. Ultrak has grown rapidly, with sales increasing from $1.8 million in 1987 to $101.2 million in 1995, and is one of the three largest suppliers of CCTV products in the United States.



     The security and surveillance market for CCTV products is expanding because of the rapid rise in the cost of crime and the resulting desire of businesses and consumers to protect their facilities, personnel and assets from loss, harm and false liability claims. The United States CCTV industry for security and surveillance had 1995 revenues of $1.4 billion at the end-user level, according to the Security Dealer Magazine 1996 Industry Forecast Study, and is expected to grow by 11% annually through the year 2000, according to a study performed by Hallcrest Systems. Industrial uses of CCTV cameras include machine vision, computer imaging, robotics, high-speed inspection and monitoring of high-temperature furnaces. The mobile video products market consists of CCTV systems for mass transit vehicles, school buses, police and emergency vehicles and vehicles requiring rear vision, such as airport courtesy buses. Governmental entities use CCTV systems to monitor traffic, allowing them to modify the sequence of traffic lights, provide up-to-date traffic reports and more rapidly dispatch police and emergency vehicles. The dental and medical market consists of intraoral CCTV cameras for dentists and medical vision applications, such as otoscopes for eardrum examinations and cameras for microscopy, endoscopy, telemedicine and various surgical applications.



     The Company's objective is to become the world leader in the design, manufacture, marketing and service of CCTV and related products. The Company seeks to achieve this objective by: operating through focused selling groups organized by target market; working closely with customers to identify and develop new products faster than its competitors; relying on contract manufacturers to produce most of its products; providing innovative products that offer a strong price-value relationship to its customers; supplementing internal growth through acquisitions; and pursuing international opportunities.


     The Company's CCTV products include a broad line of cameras, lenses, high-speed dome systems, monitors, switchers, quad processors, time-lapse recorders, multiplexers, wireless video transmission systems, computerized observation and security systems and accessories. The Company's brand names include Ultrak(R), Exxis(TM), Smart Choice(R), Mobile Video Products(TM), Diamond Electronics(TM), Industrial Vision Source(TM) and UltraCam(R). The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony. The Company's net sales of products bearing Ultrak brand names were 64%, 70% and 76% in 1994, 1995 and the first quarter of 1996, respectively. During 1995, the Company purchased approximately 93% of its CCTV products from contract manufacturers.


     Acquisitions have contributed significantly to the Company's recent growth. The Company believes that acquisitions are an effective way to obtain new CCTV and related products and technologies, attract experienced personnel and access additional channels of distribution. The Company believes that the CCTV industry is in the process of consolidating, which should present additional opportunities for growth through acquisitions. During 1995, the Company completed three acquisitions which expanded its product lines -- the CCTV Division of Koyo International, Inc. of America ("Koyo"), Diamond Electronics, Inc. ("Diamond") and BLC & Associates, Inc. doing business as G.P.S. Standard U.S.A. ("GPS"). In March 1995, Ultrak acquired certain assets of the CCTV division of Koyo, adding the patented ball camera, which is ideal for museum, residential and high-end commercial installations and offers a high level of performance and installation simplicity. In July 1995, Ultrak acquired Diamond, a manufacturer of specialized commercial video CCTV security and surveillance systems used by large retailers and municipalities and of viewing systems used by industry in hazardous settings. In November 1995, Ultrak acquired GPS, adding a complete range of advanced CCTV accessories, including camera housings, mounting brackets, camera pan-and-tilt mechanisms, perimeter protection systems and software-driven camera control systems.


     The Company was incorporated in Colorado in 1980 and reincorporated in Delaware in December 1995. The Company's principal executive offices are located at 1220 Champion Circle, Suite 100, Carrollton, Texas 75006 and its telephone number is (214) 280-9675.

                                  THE OFFERING


Common Stock offered by the Company..............   2,062,437 shares
Common Stock offered by Selling Stockholders.....   137,563 shares(1)
Common Stock to be outstanding after the            9,527,500 shares(2)
  offering.......................................
Use of proceeds..................................   To reduce outstanding indebtedness.
                                                    See "Use of Proceeds."
Nasdaq National Market symbol....................   ULTK


- ---------------


(1) Of which 127,563 are issuable upon exercise of warrants to be exercised at the time of closing of the offering.



(2) Excludes 765,335 shares of Common Stock issuable upon exercise of currently outstanding warrants and stock options, including 551,781 shares subject to currently exercisable warrants and options; and 406,981 shares of Common Stock issuable upon conversion of outstanding shares of Series A Preferred Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following table sets forth, for the periods and the dates indicated, summary consolidated financial data for the five fiscal years ended December 31, 1995, and the three month periods ended March 31, 1995 and 1996. The results of operations for interim periods are not necessarily indicative of future results.

                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                 -----------------------------------------------------    ------------------
                                                   1991       1992       1993      1994(1)    1995(1)     1995(1)    1996(1)
                                                 --------    -------    -------    -------    --------    -------    -------
INCOME STATEMENT DATA:
Net sales......................................  $ 18,004    $28,864    $52,412    $79,063    $101,232    $21,829    $29,674
Cost of sales..................................    13,390     21,496     39,554     59,350      76,319     16,507     21,245
                                                  -------    -------    -------    -------    --------    -------    -------
Gross profit...................................     4,614      7,368     12,858     19,713      24,913      5,322      8,429
Marketing and sales expenses...................     1,592      4,579      7,025     11,201      13,255      2,703      4,172
General and administrative expenses............     2,327      1,510      2,178      3,133       5,542      1,010      1,710
                                                  -------    -------    -------    -------    --------    -------    -------
        Total operating expenses...............     3,919      6,089      9,203     14,334      18,797      3,713      5,882
                                                  -------    -------    -------    -------    --------    -------    -------
Operating profit...............................       695      1,279      3,655      5,379       6,116      1,609      2,547
Other expense..................................       224        709        635      1,076       1,881        378        590
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations before income
  taxes........................................       471        570      3,020      4,303       4,235      1,231      1,957
Income taxes...................................        --         26        382      1,514       1,540        449        687
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations..............       471        544      2,638      2,789       2,695        782      1,270
Income (loss) from discontinued operations.....        --        294     (1,834)      (190)         --         --         --
                                                  -------    -------    -------    -------    --------    -------    -------
        Net income.............................       471        838        804      2,599       2,695        782      1,270
Dividend requirements on preferred stock.......       117        117        117        117         117         29         29
                                                  -------    -------    -------    -------    --------    -------    -------
Net income allocable to common stockholders....  $    354    $   721    $   687    $ 2,482    $  2,578    $   753    $ 1,241
                                                  =======    =======    =======    =======    ========    =======    =======
Weighted average shares outstanding............     5,864      6,846      6,790      6,819       7,148      6,821      7,636
Income per common share from continuing
  operations...................................  $   0.06    $  0.06    $  0.37    $  0.39    $   0.36    $  0.11    $  0.16
Net income per common share....................  $   0.06    $  0.11    $  0.10    $  0.36    $   0.36    $  0.11    $  0.16


                                                                                              AS OF MARCH 31, 1996
                                                                                           --------------------------
                                                                                           ACTUAL      AS ADJUSTED(2)
                                                                                           -------     --------------
BALANCE SHEET DATA:
Working capital..........................................................................  $11,218        $ 36,078
Total assets.............................................................................   57,280          57,280
Short-term debt..........................................................................   26,316           1,456
Long-term debt...........................................................................    1,491           1,491
Stockholders' equity(3)..................................................................   17,491          42,351


- ---------------

(1) Includes the effects of businesses acquired in 1994 and 1995, as more fully discussed in Note B to the consolidated financial statements.


(2) Adjusted to reflect (i) the sale of 2,062,437 shares of Common Stock offered by the Company hereby at an assumed offering price of $12.50 per share, (ii) the exercise of warrants to purchase 127,563 shares of Common Stock offered by the Selling Stockholders and (iii) the anticipated application of the net proceeds therefrom. See "Use of Proceeds."


(3) Issued and outstanding shares of Series A Preferred Stock have a liquidation preference of $976,755 plus accrued and unpaid dividends.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to inherent risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

DEPENDENCE UPON PRODUCT MANUFACTURERS


     Ultrak purchases the vast majority of the products it markets and sells from a limited number of non-affiliated contract manufacturers and will continue to depend substantially upon such manufacturers in the future. In 1995, the Company purchased products accounting for more than 90% of its sales from third parties, including 37% from one Korean supplier. The Company has in the past and may in the future experience difficulties obtaining, in a timely manner, certain products. The loss of any one supplier or an inability of suppliers to provide the Company with the required quantity or quality of products could have a material adverse effect on Ultrak's business until such time as an alternate source of supply for such products is found. In addition, given the time lag between order and receipt, accurate forecasting of product demand is especially important. On occasion, the Company has underestimated, and on other occasions, overestimated, future demand for particular products. The failure to forecast demand accurately can result in lower revenue than would otherwise be earned, or, alternatively, can result in excess inventory that may result in additional carrying costs or have other negative financial effects. See
"Business -- Operations."


IMPORTATION OF PRODUCTS


     The importation of products into the United States and into other jurisdictions in which the Company's products are sold is subject to numerous risks, including labor strikes, shipping delays, fluctuations in currency exchange rates, political or economic instability, military action and import duties. There is no assurance that the United States, Korea, Japan, Hong Kong or other governments will not in the future impose trade restrictions which could adversely affect the Company's operations. Currently, the United States imposes a 3% to 6% duty on imported products, and there are no United States quotas on the types of products distributed by the Company. However, there can be no assurance that quotas, taxes or further or greater duties or taxes will not be imposed in the future. Ultrak imported approximately $34 million, or 45%, of its purchases in 1995 and $10 million, or 48%, in the quarter ended March 31, 1996. Approximately 94% of the Company's purchases from its non-affiliated manufacturers are made in United States dollars with the remaining 6% purchased in Japanese yen. See "Business -- Operations."


DEPENDENCE UPON MAJOR CUSTOMER


     During 1995, sales to one customer, Sam's Wholesale Club, a division of Wal-Mart Stores, Inc., accounted for 14% of the Company's sales. During 1993 and 1994, sales to this customer accounted for 12% and 17% of the Company's sales, respectively. An unexpected decline or loss of sales to this customer could have a material adverse effect on the Company. See "Business -- Significant Customer."


PRODUCT DESIGN AND DEVELOPMENT AND MARKET ACCEPTANCE

     The Company's business strategy emphasizes the design, development and commercialization of new CCTV and related products and the enhancement of existing products. There can be no assurance that the Company will be able to continue to develop new products, enhance existing products, have new products manufactured in a commercially viable manner or gain satisfactory market acceptance for such products. See "Business -- Product Design and Development."

ABILITY TO ACHIEVE AND MANAGE GROWTH; ACQUISITION RISKS


     The Company has experienced significant growth, principally through internal growth and acquisitions. The Company's ability to continue its growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, the Company's ability to maintain sufficient profit margins and the Company's ability to adapt its infrastructure and systems to accommodate growth and recruit and train additional qualified personnel. Additionally, there can be no assurance that the Company will be able to identify suitable acquisition candidates, arrange satisfactory financing for acquisitions, complete acquisitions or integrate acquired businesses into its operations successfully. Once integrated, acquisitions may not perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. See
"Business -- Strategy" and "Business -- Acquisitions."


COMPETITION

     The Company faces substantial competition in each of its target markets. Ultrak competes with a number of other companies, ranging from small local firms to large national and international firms, many of which have substantially greater financial, management, manufacturing, marketing and other resources than the Company. See "Business -- Competition."

CONTROL OF THE COMPANY BY PRINCIPAL STOCKHOLDER


     George K. Broady, the Chairman of the Board, Chief Executive Officer and President of the Company, is the beneficial owner of approximately 28% of the Common Stock and 100% of the Series A 12% Cumulative Convertible Preferred Stock, $5.00 par value (the "Series A Preferred Stock"). Each share of the Series A Preferred Stock has voting rights equal to 16.667 shares of the Common Stock. Prior to the offering, Mr. Broady controlled over 46% of the votes on all matters which were submitted to a vote of stockholders of the Company, and Mr. Broady will continue to control at least 38% of such votes immediately after the offering. Although shares controlling a majority of the votes of the stockholders of the Company are necessary to take corporate action, following the offering, by virtue of his ownership of shares, Mr. Broady may effectively control such corporate actions, including the election of directors of the Company and the approval or disapproval of certain fundamental corporate transactions, including mergers, liquidation, a "going private" transaction, the sale of substantially all of the Company's assets and the authorization, issuance and sale of new securities of the Company, and may delay or prevent a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."


PATENTS AND PROPRIETARY RIGHTS


     The Company's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, and on its ability to obtain patents. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The Company's ability to compete effectively also depends on its ability to operate without infringing the proprietary rights of others. Competitors may have been issued patents on, or may obtain additional patents and proprietary rights relating to, products, technologies or processes competitive with those of the Company. New patent applications are continually being filed and pending U.S. applications are confidential until patents are issued. As a result, it is impossible to ascertain all possible patent infringement problems. There can be no assurance that the Company's outstanding or future patent applications will be approved, that the Company will in the future develop any proprietary products that are patentable, that issued patents will provide the Company with adequate protection for its inventions, technologies or processes or will not be challenged by third parties, or that the patents of others will not impair the ability of the Company to do business. Furthermore, there can be no assurance that others will not independently develop products that are similar or superior to the Company's products or technologies, duplicate any of the Company's products or technologies, or design around any patents issued to the Company. See "Business -- Legal Proceedings."

PRODUCT LIABILITY

     The Company is currently subject to one product liability claim, which management believes should be covered by the Company's product liability insurer. A successful product liability claim brought against the Company in excess of its product liability insurance coverage could have a material adverse effect upon the Company's business, operating results and financial condition.

MARKET CONDITIONS; POSSIBLE VOLATILITY OF STOCK PRICE

     The historically low trading volume of the Common Stock makes it susceptible to substantial market price swings should volume of any size and frequency occur after the offering. The Company is not able to predict the effect on market prices of the distribution of the shares of Common Stock covered by this Prospectus. Further, factors such as new product announcements by the Company or its competitors, quarterly fluctuations in the Company's operating results and general conditions in the securities markets may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock."

ANTI-TAKEOVER PROVISIONS

     The shares beneficially owned by Mr. Broady and the Company's other executive officers, directors and affiliates and certain provisions contained in the Company's Certificate of Incorporation and By-Laws may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. In addition, Section 203 of the Delaware General Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested stockholders, which may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

     In addition, the Company's Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock, $5.00 par value. The Company's Preferred Stock may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The potential exists, therefore, that additional series of the Company's Preferred Stock might be issued that would grant dividend preferences and liquidation preferences to preferred stockholders over holders of the Common Stock. Unless the nature of a particular transaction, applicable statutes or Nasdaq rules require such approval, the Board of Directors has the authority to issue Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without any further action by stockholders. See "Description of Capital Stock."

DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL


     The ability of the Company to continue profitable operations will depend significantly upon its Chairman of the Board, Chief Executive Officer and President, George K. Broady; its Executive Vice President and Chief Operating Officer, James D. Pritchett; its Vice President-Finance and Chief Financial Officer, Tim D. Torno; and upon certain other key employees of the Company. The loss of the services of Messrs. Broady, Pritchett, Torno or of any of the Company's other key employees could have a material adverse effect upon the Company's business and operations. In addition, the Company's success will be dependent upon its ability to recruit and retain qualified personnel, including engineering personnel. Other than Messrs. Pritchett and Torno, the Company's employees are generally not subject to written employment agreements.


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect prevailing market prices for shares of Common Stock. Of the 9,527,500 shares that will be outstanding after this offering, 6,706,536 shares, including all of the shares offered hereby, generally will be eligible for immediate sale in the public market. The Company, its officers and directors and certain of the Company's principal stockholders owning an aggregate of 2,321,506 shares of Common Stock have agreed not to, directly or indirectly, offer, sell, distribute or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriters.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock in the offering and the exercise of warrants by Selling Stockholders are estimated to be $24.9 million after deducting the estimated underwriting discount and estimated offering expenses to be paid by the Company ($28.7 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $12.50 per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.



     The Company will use approximately $5.9 million of the net proceeds of the offering to repay in full its indebtedness under that certain Loan Agreement, dated July 20, 1992, among Petrus Fund, L.P., the Company and its subsidiaries, as amended (the "Petrus Loan Agreement"). Mr. Broady's guarantee with respect to the Petrus Loan Agreement will be released upon repayment of the indebtedness thereunder. Amounts outstanding under the Petrus Loan Agreement bear interest at the greater of 8.5% or the Prime Rate plus 2.0% and mature on September 30, 1996. The effective rate of interest under the Petrus Loan Agreement was 10.25% as of April 30, 1996. The Company will use the remaining net proceeds of the offering to reduce its short-term indebtedness under that certain Financing and Security Agreement, dated September 24, 1993, among NationsBank of Texas, N.A., the Company and its subsidiaries, as amended (the "NationsBank Financing Agreement"). Amounts outstanding under the NationsBank Financing Agreement bear interest, at the Company's option, at (i) the Prime Rate plus a 0.25% or (ii) an adjusted LIBOR Rate plus 2.5% and mature on July 31, 1997. The effective rate of interest under the NationsBank Financing Agreement was 7.81% as of April 30, 1996. As of April 30, 1996, the Company's outstanding indebtedness under the Petrus Loan Agreement was $5.9 million and the outstanding short-term indebtedness under the NationsBank Financing Agreement was $17.8 million.



                                 CAPITALIZATION



     The following table sets forth the Company's capitalization at March 31, 1996, (i) on a historical basis and (ii) as adjusted to give effect to the sale by the Company of 2,062,437 shares of Common Stock offered hereby at an assumed public offering price of $12.50 per share, the exercise of warrants to purchase 127,563 shares of Common Stock offered by the Selling Stockholders and the application of the net proceeds therefrom as described in "Use of Proceeds." The data set forth below should be read in conjunction with the other financial information presented elsewhere in this Prospectus.



                                                                          AS OF MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt, including current portion of long-term debt...........  $26,316       $ 1,456
                                                                         =======       =======
Long-term debt, net of current portion.................................    1,491         1,491
Stockholders' equity:
  Preferred Stock, $5.00 par value; 2,000,000 shares authorized;
     195,351 shares issued and outstanding.............................      977           977
  Common Stock, $0.01 par value; 20,000,000 shares authorized,
     7,327,500 shares issued and outstanding(1); 9,527,500 shares issued and outstanding as
     adjusted..........................................................       73            95
  Additional paid-in capital...........................................   11,519        36,357
  Less: Treasury stock, 35,000 shares..................................     (246)         (246)
  Retained earnings....................................................    5,168         5,168
                                                                         -------       -------
Total stockholders' equity.............................................   17,491        42,351
                                                                         -------       -------
Total capitalization...................................................  $18,982       $43,842
                                                                         =======       =======


- ---------------

(1) Excludes 902,898 shares of Common Stock issuable upon exercise of outstanding warrants and stock options, including 688,344 shares subject to exercisable warrants and options.

                          PRICE RANGE OF COMMON STOCK



     The Common Stock commenced trading on the Nasdaq National Market on January 18, 1994 under the symbol "ULTK." Prior to that time, the Common Stock was traded in the over-the-counter market. Prices shown do not include adjustments for retail markups, markdowns or commissions. The following table sets forth the high and low closing prices on the Nasdaq National Market for the periods indicated:



                                                                           HIGH       LOW
                                                                          ------     -----
    1994
      First quarter.....................................................  $ 8.63     $5.75
      Second quarter....................................................    7.13      4.50
      Third quarter.....................................................    7.38      6.50
      Fourth quarter....................................................    8.00      6.38
    1995
      First quarter.....................................................  $ 7.25     $5.63
      Second quarter....................................................    9.50      6.38
      Third quarter.....................................................    7.38      5.63
      Fourth quarter....................................................    6.44      4.75
    1996
      First quarter.....................................................  $ 9.75     $6.38
      Second quarter (through April 30, 1996)...........................   12.50      9.25



     On April 30, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $12.50. As of April 30, 1996, there were approximately 1,600 holders of record of the Common Stock.


                                DIVIDEND POLICY


     The Company has never paid cash dividends on the Common Stock. The Company presently intends to retain earnings to finance the development and expansion of its business. The declaration in the future of any cash dividends on the Common Stock will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The NationsBank Financing Agreement prohibits the payment of cash dividends on the Common Stock. The Company intends to continue to pay dividends on outstanding shares of Series A Preferred Stock, all of which are owned by George K. Broady, the Chairman, Chief Executive Officer and President of the Company. Dividends in the amount of $117,210 have been paid annually to Mr. Broady since the issuance of the Series A Preferred Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated financial data for the Company as of and for the five fiscal years ended December 31, 1995, have been derived from the consolidated financial statements of the Company and its subsidiaries, which have been audited by Grant Thornton LLP, independent public accountants. The selected consolidated financial data as of and for the three months ended March 31, 1995 and 1996, have been derived from the unaudited consolidated financial statements of the Company and its subsidiaries which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for an interim period are not necessarily indicative of future results. This data should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.


                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                  ----------------------------------------------------    ------------------
                                                   1991       1992       1993      1994(1)    1995(1)     1995(1)    1996(1)
                                                  -------    -------    -------    -------    --------    -------    -------
INCOME STATEMENT DATA:
Net sales.......................................  $18,004    $28,864    $52,412    $79,063    $101,232    $21,829    $29,674
Cost of sales...................................   13,390     21,496     39,554     59,350      76,319     16,507     21,245
                                                  -------    -------    -------    -------    --------    -------    -------
Gross profit....................................    4,614      7,368     12,858     19,713      24,913      5,322      8,429
Marketing and sales expenses....................    1,592      4,579      7,025     11,201      13,255      2,703      4,172
General and administrative expenses.............    2,327      1,510      2,178      3,133       5,542      1,010      1,710
                                                  -------    -------    -------    -------    --------    -------    -------
        Total operating expenses................    3,919      6,089      9,203     14,334      18,797      3,713      5,882
                                                  -------    -------    -------    -------    --------    -------    -------
Operating profit................................      695      1,279      3,655      5,379       6,116      1,609      2,547
Other expense...................................      224        709        635      1,076       1,881        378        590
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations before income
  taxes.........................................      471        570      3,020      4,303       4,235      1,231      1,957
Income taxes....................................       --         26        382      1,514       1,540        449        687
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations...............      471        544      2,638      2,789       2,695        782      1,270
Income (loss) from discontinued operations......       --        294     (1,834)      (190)         --         --         --
                                                  -------    -------    -------    -------    --------    -------    -------
        Net income..............................      471        838        804      2,599       2,695        782      1,270
Dividend requirements on preferred stock........      117        117        117        117         117         29         29
                                                  -------    -------    -------    -------    --------    -------    -------
Net income allocable to common stockholders.....  $   354    $   721    $   687    $ 2,482    $  2,578    $   753    $ 1,241
                                                  =======    =======    =======    =======    ========    =======    =======
Weighted average shares outstanding.............    5,864      6,846      6,790      6,819       7,148      6,821      7,636
Income per common share from continuing
  operations....................................  $  0.06    $  0.06    $  0.37    $  0.39    $   0.36    $  0.11    $  0.16
Net income per common share.....................  $  0.06    $  0.11    $  0.10    $  0.36    $   0.36    $  0.11    $  0.16


                                                                                                                   AS OF
                                                                           AS OF DECEMBER 31,                    MARCH 31,
                                                           --------------------------------------------------    ---------
                                                            1991      1992       1993      1994(1)    1995(1)     1996(1)
                                                           ------    -------    -------    -------    -------    ---------
BALANCE SHEET DATA:
Working capital..........................................  $2,949    $ 5,585    $ 4,966    $ 5,676    $ 9,880     $11,218
Total assets.............................................   8,054     16,199     25,385     36,353     52,955      57,280
Short-term debt..........................................   2,219      7,135     12,875     18,244     24,482      26,316
Long-term debt...........................................     285        285         --         --      1,535       1,491
Stockholders' equity(2)..................................   4,177      6,818      7,541     10,070     16,497      17,491


- ---------------

(1) Includes the effects of businesses acquired in 1994 and 1995, as more fully discussed in Note B to the consolidated financial statements.
(2) Issued and outstanding shares of Series A Preferred Stock have a liquidation preference of $976,755 plus accrued and unpaid dividends.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The consolidated financial statements include the accounts of Ultrak and its six wholly owned subsidiaries. The Company is further organized into separate selling divisions, all supported by common administrative functions such as credit, accounting, payroll, purchasing, warehousing, training and computer services. All significant intercompany balances and transactions among subsidiaries and divisions have been eliminated in consolidation.


     The Company has experienced substantial growth in recent years. During the past eight years, net sales have grown from $1.8 million in 1987 to $101.2 million in 1995, a compound annual growth rate of 66%. Increases in net sales have come from increased volume of sales of existing products to all of the markets served by the Company, introduction and sales of new products in the CCTV and related markets, creation of new selling groups to focus on new CCTV and related markets and acquisitions of businesses in the CCTV industry.



     During 1995, the Company completed three acquisitions. The largest company acquired was Diamond, a manufacturer of commercial CCTV security and surveillance systems used by large retailers, of traffic management systems used by municipalities and of viewing systems used by industry in hazardous settings. The transaction was accounted for as a purchase and the operations have been included in the Company's financial statements since July 1, 1995. Diamond's sales for the six months ended December 31, 1995 were approximately $6.9 million.



     Product sales are recorded when goods are shipped to the customer. Most of the Company's sales are made to its domestic customers on net 30 day credit terms after a credit review has been performed to establish creditworthiness and to determine an appropriate credit line. During 1995, approximately 5% of the Company's sales were to foreign markets and the majority of such sales were made on a letter of credit basis. Sales to one customer accounted for approximately 14% and 7% of total sales during 1995 and the quarter ended March 31, 1996, respectively.



     Cost of sales for most of the Company's products includes the cost of the product shipped plus freight, customs and other costs associated with delivery from foreign contract manufacturers or from domestic suppliers. Cost of sales for products manufactured by Ultrak includes direct labor and overhead as well as an allocated portion of indirect overhead. Given existing product pricing and product costs, the Company believes that its gross profit margin should increase during 1996 as compared to 1995 if, as expected, a higher percentage of the Company's sales are manufactured by Diamond, sales of other Ultrak branded products increase, cost reductions on certain Ultrak branded products are realized and new higher margin products are introduced.



     Marketing and sales expenses are costs related to the Company's sales efforts, which include costs incurred by both direct employees of the Company and independent sales representatives. Marketing and sales expenses consist primarily of salaries, commissions and related benefits, depreciation, telephone, advertising, warranty, printing, product literature, sales promotion costs and travel-related costs.



     General and administrative expenses include costs of all corporate and general administrative functions that support the existing selling divisions as well as provide the infrastructure for future growth. General and administrative expenses consist primarily of salaries and related benefits of executive, administrative, operations and engineering, research and development personnel, legal, audit and other professional fees, depreciation, supplies, other engineering costs and travel-related costs. During 1995, the Company added new corporate management in several areas to help facilitate and manage its growth.



     Engineering, research and product development costs are included in general and administrative expenses and consist primarily of salaries, overhead and material costs associated with the development of new products offered by the Company. All such costs are expensed when incurred. The Company's investment in engineering, research and product development increased significantly during 1995, and it is expected to increase on an absolute basis in 1996.



     During 1995 and the quarter ended March 31, 1996, the Company incurred legal costs associated with a patent infringement lawsuit and the enforcement of rights it obtained from a patent acquired during 1995. See "Business -- Legal Proceedings."



     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


RESULTS OF OPERATIONS


     The following table sets forth the percentage of net sales represented by certain items in the Company's consolidated summary of income for the indicated periods.


                                                                                    THREE MONTHS
                                                        YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                                        ------------------------   ---------------
                                                         1993     1994     1995     1995     1996
                                                        ------   ------   ------   ------   ------
Net sales.............................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales.........................................    75.5     75.1     75.4     75.6     71.6
                                                         -----    -----    -----    -----    -----
Gross profit..........................................    24.5     24.9     24.6     24.4     28.4
Marketing and sales expenses..........................    13.4     14.2     13.1     12.4     14.1
General and administrative expenses...................     4.2      3.9      5.5      4.6      5.7
                                                         -----    -----    -----    -----    -----
          Total operating expenses....................    17.6     18.1     18.6     17.0     19.8
                                                         -----    -----    -----    -----    -----
Operating profit......................................     6.9      6.8      6.0      7.4      8.6
Other expense.........................................     1.2      1.4      1.8      1.7      2.0
                                                         -----    -----    -----    -----    -----
Income from continuing operations before income
  taxes...............................................     5.7      5.4      4.2      5.7      6.6
Income taxes..........................................     0.7      1.9      1.5      2.1      2.3
                                                         -----    -----    -----    -----    -----
Income from continuing operations.....................     5.0      3.5      2.7      3.6      4.3
Loss from discontinued operations.....................    (3.5)    (0.2)      --       --       --
                                                         -----    -----    -----    -----    -----
Net income............................................     1.5%     3.3%     2.7%     3.6%     4.3%
                                                         =====    =====    =====    =====    =====

  Quarter Ended March 31, 1996, Compared to Quarter Ended March 31, 1995

     For the quarter ended March 31, 1996, net sales were $29.7 million, an increase of $7.8 million (36%) over the same period in 1995. This increase was due to the effect of the acquisition of Diamond (50%), increased volume of sales of existing CCTV products to most of the markets served by the Company (35%) and sales of new products introduced during 1996 (15%).


     Cost of sales was $21.2 million for the quarter ended March 31, 1996, an increase of $4.7 million (29%) over the same period in 1995. Gross profit margins increased to 28.4% in 1996 from 24.4% in 1995. This increase was due to increased sales levels of Ultrak branded products by most of the selling divisions, cost reductions realized in 1996 on certain Ultrak branded products, the effect of the acquisition of Diamond (the manufactured products of which carry higher gross profit margins than other products sold by the Company) and higher margins earned on new products introduced during 1996.



     Marketing and sales expenses were $4.2 million for the quarter ended March 31, 1996, an increase of $1.5 million (54%) over the same period in 1995. Marketing and sales expenses for the quarter ended March 31, 1996 were 14.1% of net sales, up from 12.4% of net sales for the same period in 1995. The increase was due to the effect of acquisitions during 1995 and the effect in 1996 of hiring additional sales, sales support and marketing personnel in anticipation of new product introductions and resulting sales activities, as well as the increased travel, printing, product literature, advertising and promotion costs associated with the introduction of new products and increased sales activity Company-wide.

     General and administrative expenses were $1.7 million for the quarter ended March 31, 1996, an increase of $700,000 (69%) over the same period in 1995. General and administrative costs for the quarter ended March 31, 1996 were 5.7% of net sales, up from 4.6% of net sales for the same period in 1995. This increase was a result of the acquisitions completed in 1995, increased engineering, research and product development costs incurred and the hiring of additional purchasing, operations and other administrative staff to support the anticipated growth in sales.


     Other expenses were $590,000 for the quarter ended March 31, 1996, an increase of $212,000 (56%) over the same period in 1995. This increase was due primarily to increased interest rates on higher levels of bank and other lender borrowings.

  Year Ended December 31, 1995, Compared with Year Ended December 31, 1994

     For the year ended December 31, 1995, net sales were $101.2 million, an increase of $22.2 million (28%) over 1994. This increase was due to the effect of new acquisitions during 1995 (31%), increased volume of sales of existing CCTV products to all of the markets that the Company serves (32%) and sales of new products introduced during 1995 (37%).


     Cost of sales was $76.3 million for 1995, an increase of $17.0 million (29%) over 1994. This increase was comparable to the overall increase in sales between the two periods. Gross profit margins decreased slightly to 24.6% in 1995 from 24.9% in 1994. This decrease was due to price competition in the CCTV market, offset partially by the effect of higher margins on new products and products marketed by companies acquired during 1995.



     Marketing and sales expenses were $13.3 million for 1995, an increase of $2.1 million (18%) over 1994. Marketing and sales expenses during 1995 were 13.1% of net sales, down from 14.2% of net sales during 1994. This increase was due to the effect in 1995 of new acquisitions and the effect of hiring additional CCTV sales and support staff as well as the increased travel and related costs incurred to support the increased level of business.


     General and administrative expenses were $5.5 million for 1995, an increase of $2.4 million (77%) over 1994. General and administrative expenses during 1995 were 5.5% of net sales, up from 3.9% of net sales during 1994. This increase was due to the effect in 1995 of new acquisitions, the creation of a separate engineering, research and product development function and the hiring of additional purchasing, operations and other administrative staff and related costs necessary to support the increased level of business.

     Other expenses were $1.9 million for 1995, an increase of $805,000 (75%) over 1994. The increase was due primarily to increased interest rates on higher borrowings outstanding during the year.

  Year Ended December 31, 1994, Compared with Year Ended December 31, 1993

     For the year ended December 31, 1994, sales from continuing operations were $79.1 million, an increase of $26.7 million (51%) over 1993. This growth was due primarily (70%) to increased volume of sales of existing CCTV products to all of the markets that the Company serves. New products introduced by the Company during 1994 contributed approximately 30% of the increase in sales.


     Cost of sales was $59.3 million for 1994, an increase of $19.8 million (50%) over 1993. This increase was comparable to the overall increase in sales. Gross profit margins increased to 24.9% in 1994 from 24.5% in 1993, primarily because of new product sales at higher margins, offset somewhat by price competition in the CCTV market.


     Marketing and sales expenses were $11.2 million for 1994, an increase of $4.2 million (59%) over 1993. This increase was due to additional CCTV sales and sales support staff and related costs incurred to support the increased level of CCTV sales, travel and related costs and increased marketing, advertising and promotional costs.

     General and administrative expenses were $3.1 million for 1994, an increase of $1.0 million (44%) from 1993, due to additional administrative staff and related costs necessary to support the increase in sales.

     Other expenses were $1.1 million for 1994, an increase of $441,000 (69%) over 1993. This increase was due primarily to increased interest costs on borrowings offset partially by interest income on notes receivable.

     On July 22, 1993, the Company announced that it would discontinue its personal computers products business segment and concentrate its resources on the CCTV business segment. As a result of this decision, the operations and net assets of the personal computer business segment have been classified as discontinued operations for all periods presented.

     During 1994, the Company recorded an additional provision of $190,000, net of income tax benefit, to reflect costs of dissolution of the personal computer business, as well as provision for expected settlement costs of the remaining lawsuit relating to the discontinued operations.

     Sales included in discontinued operations for 1994 and 1993 were $111,000 and $19.2 million, respectively (not included in net sales reported from continuing operations above).

LIQUIDITY AND CAPITAL RESOURCES

     The Company had a net decrease in cash for the quarter ended March 31, 1996 of approximately $131,000. Cash used in operating activities in the first quarter of 1996 was approximately $1.5 million, primarily consisting of increases in accounts and notes receivable, inventory and advances for inventory purchases required by the higher sales activity, offset partially by increases in trade accounts payable. Cash used in investing activities consisted of approximately $161,000 in purchases of property and equipment. Cash provided by financing activities was approximately $1.5 million consisting of borrowings on the Company's bank and other lender revolving lines of credit, offset by the purchase of approximately $246,000 in treasury stock and the payment of preferred stock dividends.

     The Company had a net increase in cash for the year ended December 31, 1995 of approximately $664,000. Cash used in operating activities during 1995 was approximately $3.0 million. Operations did not provide cash primarily because of increases in accounts and notes receivable and inventory required by the significantly higher sales volume. Cash used in investing activities was approximately $2.1 million for capital expenditures and business acquisitions. Cash provided by financing activities was approximately $5.8 million, consisting of net borrowings from the Company's bank and other lenders.

     The Company had a net increase in cash for the year ended December 31, 1994 of approximately $142,000. Cash used in operating activities during 1994 was approximately $3.5 million, primarily consisting of increases in accounts receivable, inventory and advances for inventory required by the significantly higher sales volume. Cash used in investing activities was approximately $1.9 million for property and equipment and acquisitions of businesses. Cash provided by financing activities was approximately $5.6 million, consisting of net borrowings from the Company's bank and other lenders.

     As of March 31, 1996, the Company had unused available revolving lines of credit totaling approximately $865,000. The Company was in compliance with its loan covenants as of March 31, 1996.

     The Company believes that internally generated funds, available borrowings under the credit facilities, current amounts of cash and the net proceeds from the sale of Common Stock offered hereby will be sufficient to meet its presently anticipated needs for working capital, capital expenditures and acquisitions, if any, for at least the next 12 months. The NationsBank Financing Agreement requires that the Company obtain the lender's written consent prior to consummating an acquisition.

QUARTERLY RESULTS


     The following table sets forth certain quarterly income statement data for each of the Company's last two fiscal years and the quarter ended March 31, 1996, shown in thousands except per share data, and the percentage of net sales represented by gross profit, operating profit and net income. The quarterly income statement data set forth below were derived from unaudited consolidated financial statements of the Company and its subsidiaries which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.



                                                       1994                                    1995                     1996
                                       -------------------------------------   -------------------------------------   -------
                                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST
                                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                       -------   -------   -------   -------   -------   -------   -------   -------   -------
Net sales............................. $17,809   $19,032   $21,525   $20,697   $21,829   $22,306   $28,429   $28,668   $29,674
Gross profit..........................   4,164     4,928     5,279     5,341     5,322     5,323     6,809     7,459     8,429
Operating profit......................   1,123     1,467     1,593     1,196     1,609     1,166     1,607     1,734     2,547
Net income............................     628       826       809       337       782       486       683       744     1,270
Net income per share.................. $  0.09   $  0.12   $  0.11   $  0.04   $  0.11   $  0.07   $  0.09   $  0.10   $  0.16
As a percentage of net sales:
Gross profit..........................    23.4%     25.9%     24.5%     25.8%     24.4%     23.9%     24.0%     26.0%     28.4%
Operating profit......................     6.3       7.7       7.4       5.8       7.4       5.2       5.7       6.0       8.6
Net income............................     3.5       4.3       3.8       1.6       3.6       2.2       2.4       2.6       4.3

                                    BUSINESS

GENERAL


     Ultrak is a leading supplier of CCTV and related products in the United States. The Company designs, manufactures, markets and services CCTV and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical and other applications. By operating through highly focused selling groups organized by target market, working closely with customers to identify and develop products faster than its competitors and following certain other strategies, the Company has generated rapid growth, with sales increasing from $1.8 million in 1987 to $101.2 million in 1995. Ultrak is one of the three largest suppliers of CCTV products in the United States, and its objective is to become the world's leading supplier of such products.


INDUSTRY BACKGROUND AND MARKETS SERVED

     CCTV is a system of relaying video and audio signals from a camera to a monitor or a recording device. The term CCTV refers to a closed-circuit system sending signals to select receivers compared to a system broadcasting signals to the general public. While CCTV is mostly associated with crime detection and prevention, CCTV applications have expanded well beyond security uses. For example, CCTV is now used for industrial, mobile video, traffic management, dental and medical applications and monitoring of infants and the infirm. CCTV products are sold to distributors, installing dealers, certain end users, mass merchants, specialty retailers, system integrators and governmental entities.


     The security and surveillance market segment is expanding primarily because of the rapid rise in the cost of crime and the resulting desire of businesses and consumers to protect their facilities, personnel and assets from loss, harm and false liability claims. The 1995 national retail security survey performed by the University of Florida indicated that the retail inventory shrinkage rate was 1.83% of total retail sales. Likewise, business and insurer costs for employee and customer personal injury liability claims have increased significantly. Moreover, the FBI's 1993 Uniform Crime Report stated that there were approximately 2.8 million burglaries in the United States in 1993. CCTV is an effective way to deter or record criminal activity such as employee theft, shoplifting and burglary, and fraudulent "slip-and-fall" claims and other property damage or destruction. Technological developments have increased the use of CCTV systems for security and surveillance by expanding the capabilities while reducing the costs of such systems.



     The use of CCTV systems for other applications also arises from the desire of businesses or organizations to more closely monitor some form of activity. In these applications, CCTV is used as a tool to observe or record precision, remote or high speed activities. The development of smaller and better quality cameras, higher definition monitors and more advanced accessories have helped facilitate increased use of CCTV systems in a wide range of applications.


     Each of the major CCTV markets, as defined by the Company, is described below.

  Security and Surveillance

     The security and surveillance market consists of two major segments -- professional and consumer.


     - Professional CCTV systems can be very simple or tremendously complex. While a convenience store might employ a system consisting of a single camera and monitor, an airport system would likely include hundreds of cameras, monitors and video recorders along with computer-based control equipment and video multiplexers. These systems are typically sold through professional distributors and dealers which specialize in the sale and installation of CCTV equipment. Professionally installed CCTV systems are used in retail stores, banks, warehouses, office buildings, industrial sites, government facilities and, increasingly, in private homes.



          The United States CCTV industry for security and surveillance had 1995 revenues of $1.4 billion at the end-user level, according to the Security Dealer Magazine 1996 Industry Forecast Study, most of which was generated through professional channels. This market is expected to grow by 11% annually from 1991 through the year 2000, according to a study performed by Hallcrest Systems, a market research firm. Another study, performed by Frost & Sullivan, a market intelligence firm, estimates an annual growth rate of 16% for the period from 1994 through the year 2001. CCTV suppliers are only now beginning to serve the residential market for professionally installed CCTV systems.


     - The consumer security and surveillance market segment consists of those applications in which end users purchase security and surveillance systems and install the systems themselves in their small businesses or homes. CCTV products sold into this market are characterized by affordability, aesthetically appealing designs, ease of installation and maintenance and mobility. The typical consumer market CCTV system consists of a camera, monitor, switcher and, optionally, a video recorder; these systems can be wired or wireless. Consumer CCTV products are sold through mass merchandisers, wholesale clubs, electronic retail stores and office and juvenile product superstores, as well as through retail catalogs. According to the United States Census Bureau, there were approximately 5.1 million businesses with less than 100 employees and 95 million households in the United States in 1993.


  Industrial

     CCTV cameras are used for machine vision, computer imaging, robotics, high-speed inspection and monitoring of high-temperature furnaces. Cameras are used in integrated circuit lead bonders, surface mount pick-and-place equipment, automated assembly lines, bottling plants, nuclear reactors and steel mills. CCTV-based machine vision offers more precise assessment than human visual inspection, and can measure image parameters which are imperceptible to the human eye. CCTV systems are also used to remotely monitor automated assembly lines to ensure that each process on the assembly line is accurately and completely performed.

     Cameras used in industrial applications face stringent resolution and speed requirements. They must operate in poor and changing lighting situations and hazardous environments. The types of cameras used in industrial environments vary widely, depending on application. They range from miniature board-level cameras with pinhole lenses and high image resolution levels to cameras mounted in water-cooled steel enclosures. In this market, CCTV products are typically purchased by system integrators who assemble and sell equipment incorporating vision to manufacturers who use the equipment in their production processes.

     New industrial applications are emerging as new equipment is developed and as production automation levels increase. According to Frost & Sullivan, cameras for manufacturing applications generated approximately $230 million in revenue in 1992, and the market is expected to grow at a compound annual rate of 15% through 1999.

  Mobile Video

     The mobile video products market consists of CCTV systems for mass transit vehicles, school buses, police and emergency vehicles and vehicles requiring rear vision, such as airport courtesy buses. Through the use of CCTV products, the activities of those in or near mass transit vehicles, school buses and police and emergency vehicles can be monitored and recorded. Additional information, such as the speed of the vehicle and when brake, stop and emergency warning lights are in use, can also be recorded. Rear-vision mobile video products allow the driver of any large vehicle to see the activity or obstacles at the rear of the vehicle. CCTV systems sold to the mobile video products market typically consist of a high-resolution camera with built-in microphone and a specially-designed rugged system housing and, optionally, a monitor or video recorder.

     The public school bus market alone consists of over 400,000 buses, according to School Transportation News. According to the American Public Transit Association, there were approximately 67,500 public transit vehicles in use in the United States in 1994, and the markets for police and emergency vehicles are also sizeable, reflecting the increasing opportunities for new applications for CCTV products.

  Traffic Management


     The traffic management market, consisting of governmental entities and agencies, is a relatively new CCTV market in the United States. By installing cameras on light poles, signal lights, buildings or other structures to monitor critical intersections or stretches of highways, traffic control operators can intervene from a central control room by modifying the sequence of traffic lights, or by providing up-to-date traffic information through changeable message signs and local radio stations. In the event of an accident, police and emergency vehicles can be dispatched more quickly. CCTV systems also enable transportation authorities to count vehicles on highways and at intersections, important information necessary for long-term road-planning. As side benefits, reductions in traffic congestion and delays reduce fuel consumption and improve air quality. CCTV products can also be used to assist in determining responsibility for traffic accidents and ensuring compliance with vehicle licensing procedures.


  Dental and Medical

     The dental and medical market consists of intraoral CCTV cameras for the dental market and medical vision applications, such as otoscopes for eardrum examinations and cameras for microscopy, endoscopy, telemedicine and various surgical applications.


     CCTV products assist dentists in diagnosing problems for patients and help in explaining the proposed treatment to the patient, thereby increasing the rate of patient acceptance of proposed treatments. By means of a video printer, dentists can print pictures of the patient's teeth, providing documentation for insurance and legal purposes, as well as for the dentist's patient file. The primary dental target market for CCTV systems consists of the approximately 113,000 general dentistry practitioners, about 70% of whom currently do not own an intraoral camera system, according to Dentistry Today. According to a survey conducted by Dental Products Report in 1995, 53% of the surveyed dentists have considered or are considering buying an intraoral camera.


     Telemedicine is an emerging CCTV application that allows doctors to study images over long distances using regular telephone or cellular phone lines, microwave signals and even satellite links to examine patients in ambulances and instruct paramedics on emergency treatment. Rural areas with few hospitals can also benefit from telemedicine by bringing patient and specialist together through video link. Frost & Sullivan estimated in 1992 that the market for cameras in medical applications would grow from $222 million in 1992 to $529 million in 1999, a compound annual growth rate of 13%.

  Other Markets

     Other emerging markets and applications for products used in conjunction with CCTV include:


     - Electronic Article Surveillance ("EAS") -- a theft-prevention system used in retail stores. When the EAS system triggers an alarm, a CCTV camera automatically records the shoplifter leaving the store with the stolen goods.



     - Access control systems -- computer-controlled systems which electronically activate door locks. When an individual enters a pass code or swipes a card through an entry device mounted near the door, a CCTV camera activates and records the person. CCTV systems are often used with access control systems to monitor individuals entering or leaving a facility and to provide a video record of alarm events generated by the access control system. The systems are used primarily at commercial facilities because they provide a much higher level of physical security and management control than traditional keys and mechanical door locks.


     - Radar systems used to record vehicle speeds -- systems that can be combined with police CCTV systems. When the radar detects a speeding vehicle, the video system automatically activates to record the speeding vehicle.

  International

     The Company believes that the international potential for CCTV and related products is at least equal to the U.S. market. Acceptance and penetration levels of CCTV products vary somewhat depending on the market and application. In Japan and Western Europe, the CCTV market consists primarily of installations of high-end systems, with lower penetration of simpler consumer and small business applications offering growth potential. In other international markets, the CCTV market is largely underdeveloped, providing growth opportunities in a wide range of applications.

STRATEGY

     Ultrak's objective is to become the world leader in the design, manufacture, marketing and service of CCTV and related products. The Company seeks to achieve this objective through the following strategies:


     Highly focused sales and marketing. The Company operates through focused selling groups organized by target market. The Company believes that this focused approach permits the selling groups to respond more quickly to customer needs, identify and pursue market opportunities, achieve better market penetration and increase market share. As the Company develops new markets for its existing and new products, new selling groups are created to address these new markets, leveraging the Company's corporate infrastructure. See
"-- Marketing and Sales."


     Customer-driven product development. The Company's highly focused sales and marketing strategy allows the selling groups to work closely with customers to understand their needs. Based on the information collected by the selling groups, the Company's engineering staff, working independently and with the engineering staffs of the Company's contract manufacturers, identifies and develops new products that will satisfy these needs. Ultrak believes that this method has enabled it to develop innovative products responsive to customer needs faster than its competitors. See "-- Product Design and Development."


     Cost-effective product design and production. The Company utilizes contract manufacturers to augment its product design efforts and to cost-effectively manufacture products. The CCTV industry is characterized by technological change and, to remain competitive, the ability to develop and manufacture cost-effective products is vital. The Company believes that, by relying on contract manufacturers to produce most of its products, it is able to avoid significant capital expenditures for manufacturing equipment, gain access to technologically advanced production equipment, take advantage of the engineering resources of its contract manufacturers and concentrate its resources on engineering, marketing and sales. See "-- Product Design and Development."


     Delivery of innovative, value-oriented products. Ultrak seeks to provide innovative products that offer a strong price-value relationship to its customers. The Company endeavors to offer products that deliver greater or differentiated operating features at highly competitive prices. The Company's strategy of selling through multiple distribution channels results in increased sales of its products, thereby lowering unit production costs. See
"-- Products."


     Growth through acquisitions. The Company anticipates that it will complement its internal growth, both in number of products and distribution channels, through acquisitions. The Company has found that acquisitions are an effective means of obtaining technical personnel and obtaining or expanding technologies, products and markets. In 1995, the Company completed three acquisitions, adding products to broaden its product offerings. The Company continues to evaluate opportunities for acquisitions or joint ventures. See "-- Acquisitions."


     Expansion of international sales. The Company is aggressively pursuing international opportunities for its products. The Company began its international marketing effort in 1995 and believes that, based on the results of these initial efforts, the international potential for its products is substantial. See "-- Marketing and Sales."

MARKETING AND SALES

     Ultrak operates through highly focused selling groups organized according to Ultrak's target markets: security and surveillance, industrial, mobile video, traffic management and dental and medical applications. Ultrak's customer-focused structure allows for individual attention to each target market, quick response to customer needs and early identification of market requirements and new product ideas. Generally, the

Company reaches each target market through regional sales professionals supported by telemarketing, catalogs, direct mail, magazine advertising and industry trade shows.


     The professional security and surveillance customer market consists of three tiers: wholesale distributors of CCTV equipment, dealers who install systems and certain end users. Ultrak maintains three distinct selling groups that target each of these market channels. These selling groups focus on their respective channels and are free to cater to the specific requirements of their customer base. The Company minimizes conflicts between these different market tiers by maintaining strict pricing rules and marketing guidelines for each selling group and open communication with customers. The professional security and surveillance market is Ultrak's largest market. Ultrak's sales to the professional market increased by 27% in 1995, exceeding the 11% average growth rate projected by Hallcrest Systems for the period from 1991 through the year 2000.


     The Company continually attempts to develop services and marketing tools to enhance the efforts of each of its selling groups. For example, as part of its customer-driven sales approach, Ultrak has designed and developed its CCTV Designer(TM) software, a new software system that allows Ultrak's installing dealers to design complex CCTV systems with very little technical knowledge. This proprietary system capitalizes on Ultrak's technical knowledge and improves the efficiency of the selling process. Once an installing dealer has used the CCTV Designer software, the dealer places a call to Ultrak's host computer which configures the system using Ultrak components. In addition, Ultrak arranges third party leasing services for its business customers. The ability to present leasing as an option to customers is an important selling tool -- it makes the equipment more affordable, helps close sales and enables the customer to maintain the most up-to-date equipment and the newest CCTV technology.

     In the consumer security and surveillance market, Ultrak helped pioneer the retailing of CCTV equipment for sale directly to the consumer. The Company addresses this market by offering video observation kits (both wired and wireless) designed and packaged specifically for small business and residential applications. These products are sold under the Exxis label at Sam's Wholesale Clubs and under the Smart Choice and other labels elsewhere. The Company was the first to introduce wireless CCTV systems for sale to the consumer market; these products are sold under the BabyCam(TM) trademark to the juvenile products market, and under the EasyWatch(TM) trademark to the general surveillance market. Uses of the EasyWatch system include the remote monitoring of reception areas in small businesses, entranceways and pool areas, and "keeping an eye on" the infirm. Retailers offering Ultrak products to consumers include wholesale clubs, mass retailers, office product superstores and electronics superstores. The consumer security and surveillance market is Ultrak's second largest market.

     The Company uses different brand names for products sold through each of its selling groups to maximize market penetration of each selling group, minimize market channel conflicts and to differentiate products by features, applications and price. The Company's brand names include Ultrak, Exxis, Smart Choice, Mobile Video Products, Diamond Electronics, Industrial Vision Source and UltraCam. Seventy-six percent of the products sold by the Company in the first quarter of 1996 carried Ultrak brand names. The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony.


     Ultrak sells products to the industrial market through its Industrial Vision Source group. Sales to this market are made primarily through direct marketing, consisting primarily of telemarketing and direct mail. As a division of Ultrak, Industrial Vision Source benefits from Ultrak's engineering support and purchasing power, which provides an advantage over its known competitors in this market. With the backing of its engineering staff, the Company provides custom camera solutions for OEM applications. The Company maintains a large inventory of products on hand, allowing it to ship most products within 24 hours of receipt of the order, resulting in high customer satisfaction.


     Sales to the mobile video market are made by Ultrak's Mobile Video Products group. The Company primarily markets its products in this market through a network of dealers that target customers, including school districts, police and fire departments and other owners of fleets of transportation vehicles. During 1995, Ultrak developed a special line of transit bus observation systems that allow up to four cameras to be recorded onto one tape by means of a multiplexer. During 1995, Ultrak purchased United States Patent No. 5,319,394 covering "Systems for Recording and Modifying Behavior of Passenger [sic] in Passenger Vehicles." Ultrak is now licensing this patent to other manufacturers of school and transit bus video systems, and believes it has become a leader in the market covered by the patent.

     Ultrak targets the traffic management market through Diamond. Diamond markets its traffic management products primarily through direct marketing to governmental entities and system integrators. For example, Diamond sold its CCTV domes directly to the city of Columbus, Ohio for installation at major intersections. Diamond also sold a system to Montgomery County, Maryland, which uses the Company's domes to monitor traffic; scenes recorded by these domes can be viewed by county residents on a special cable TV channel.


     Ultrak markets its UltraCam intraoral camera to dentists through an extensive dealer network. These dealers specialize in products for the dental market. The Company believes that this method allows it to maximize sales growth with a minimum of overhead, and views this network as a competitive advantage since most of the Company's competitors in this market have direct sales forces. Additionally, the Company believes that UltraCam is the market leader in intraoral camera systems for dental offices with more than one treatment room.


     Ultrak began actively pursuing the international market in 1995. In 1995 and early 1996, Ultrak sold its products in a number of countries including Mexico, Brazil, Argentina, England, France, Germany, Denmark, India, China, Korea, Japan, The Philippines and Australia. While its international marketing efforts are still in an early stage, the Company believes that the international potential for its products is at least equal to the United States market. In late 1995, the Company created a separate selling group to focus on the Far Eastern markets. Other international markets are reached through the efforts of the existing domestic selling groups. The Company anticipates that, during 1996 and 1997, the scope of the international selling group will be expanded.

PRODUCT DESIGN AND DEVELOPMENT

     Ultrak's engineering and product development staff works directly with its customers to design new products and product enhancements, and coordinates with its contract suppliers to manufacture certain Ultrak branded products. Ultrak has developed a strong engineering staff to work with its selling and marketing groups to develop new products and product line extensions that promptly respond to customer needs. As a result, Ultrak believes that it can develop technologically superior products with customer-desired performance capabilities that address new applications at lower prices than competitive products. For example, the Company introduced some of the first wireless CCTV systems available for sale to the consumer market, sold under the BabyCam and EasyWatch trademarks. Further, in 1995 the Company developed one of the first integrated color video observation systems, an observation system for transit bus applications, a rear vision observation system for large vehicles and a line of cost-competitive quad systems.

     The Company believes that one of the major accomplishments of the engineering and development group has been the recent design and initial test of the DAVE(TM) (Duplex Analog Video Encoding) technology, a system designed to provide complete, continuous video coverage of large areas by employing a large array of cameras connected to a single loop of coaxial cable. The Company intends to target large retailers and other end users who require extensive surveillance systems for DAVE products. The Company expects to introduce products utilizing the DAVE technology in the second half of 1996.


     As of March 31, 1996, the Company had a full-time engineering staff of 24 employees compared to four as of December 31, 1994. Because of the complex and highly specialized requirements of Ultrak products, these employees are experienced in a wide range of engineering disciplines including charged-couple device ("CCD") technology, analog and digital signal processing and systems integration. In addition, the Company's primary international contract manufacturer employs a number of engineers who are primarily dedicated to research and development efforts of products sold by Ultrak.

PRODUCTS


     The Company's motto, "Quality Products That Make a Difference," summarizes the Company's strategy of developing reliable and cost-effective products that are unique and solve customers' specific needs or problems. Through in-house product development, and with the product lines the Company obtained through its 1995 acquisitions of Diamond, the CCTV Division of Koyo and GPS, Ultrak offers a broad line of Ultrak branded CCTV products. The Company's brand names include Ultrak, Exxis, Smart Choice, Mobile Video Products, Diamond Electronics, Industrial Vision Source and UltraCam. The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony. The Company's net sales of products bearing Ultrak brand names were 64%, 70% and 76% in 1994, 1995 and the first quarter of 1996, respectively.


     The Company's CCTV products include a broad line of cameras, lenses, high-speed dome systems, monitors, switchers, quad processors, time-lapse recorders, multiplexers, wireless video transmission systems, computerized observation and security systems and accessories.

     Ultrak's product categories can generally be divided into components and systems, and include the following:

  Components

     Cameras. Today's cameras all use CCD's, a type of integrated circuit, to sense the light emitted by a scene. Ultrak sells a complete line of general purpose cameras, including a patented ball camera which was made available by the 1995 acquisition of Koyo's CCTV division, as well as covert cameras. Specialized camera features include color imaging, low-light sensitivity, high resolution, back light compensation and miniature size.

     Lenses. Much like high-grade photographic cameras, most CCTV cameras are not sold with a lens installed. Users select from an array of fixed focal length and zoom lenses to fit their application. Some lenses include motors to operate the zoom feature by remote control. Ultrak offers lenses from all major lens manufacturers.


     Camera housings. Camera housings protect cameras from tampering, dust, dirt, water, extreme temperature and other hazards of the environment. Ultrak offers a complete line of Ultrak brand housings and mounting hardware, including a line of unique, low-cost housings made from a new polymer compound called UltraDur(TM).


     Pan-and-Tilts. "Pan-and-tilts" are motorized robotic devices which support a CCTV camera and allow it to be pointed by remote control. Typically, a pan-and-tilt device can move a camera at a rate of up to 60 degrees per second. Ultrak acquired its own line of pan-and-tilt products, including control systems, with the acquisitions of GPS and Diamond.

     Domes. A dome is a camera enclosure shaped like a sphere. Typically, the dome includes a pan-and-tilt mechanism as described above. Some domes, such as those manufactured by Diamond, include fast, compact pan-and-tilt mechanisms which can move cameras very rapidly -- pan speeds of up to 125 degrees per second and tilt speeds of up to 60 degrees per second. Ultrak's domes are available in four different finishes (clear, smoked, silver and gold) and are frequently used in retail stores and highway systems.

     Monitors. Ultrak offers black-and-white and color video monitors with screen sizes ranging from 9 inches to 32 inches. Professional-grade CCTV monitors typically offer higher resolution than basic television sets.

     Video recorders. Professional grade VCR's offer much longer useful lives than their consumer equivalents. Longer recording times are achieved by recording fewer pictures per second than standard television. In addition to offering its own recorders, the Company markets and sells Mitsubishi recorders based on a long-term strategic partnership arrangement with Mitsubishi.

     Multiplexers. Video multiplexers allow the images from multiple cameras to be recorded on a single video tape; most units also control the display of multiple pictures on a single monitor. During playback, the multiplexer ensures that only images from the desired cameras are displayed. Most multiplexers can accept input from up to 16 cameras. Ultrak offers multiplexers from all major manufacturers.

     Quad processors. Quad processors "split" the monitor's image into four "windows," each capable of displaying an image from a different camera. Quads are an economical solution to the problem of viewing and recording multiple cameras in relatively small systems. In early 1996, Ultrak introduced a family of new quad observation systems, which Ultrak believes offers superior performance at lower cost.

     Switchers. Video switchers allow the input to a monitor or video recorder to be selected from one of many cameras. Small switchers are the most economical way to route the images from multiple cameras to a monitor but have the disadvantage, unlike quad processors and multiplexers, of only displaying one image at a time. Sophisticated switchers are used in very large systems that eclipse the capacity of multiplexers and quad processors. Ultrak offers a line of competitive switchers, as well as large switchers as part of integrated dome systems.

     Illuminators. Ultrak offers both LED and infrared illuminators that allow cameras to "see" in complete darkness. Such systems are ideal for the covert use of CCTV at night and in areas where light cannot be tolerated, such as in hospital patient rooms.

  Systems

     Video observation systems. A video observation system typically consists of one or more cameras and a monitor with built-in switcher or quad, sold together as an easy-to-install kit system.


     Wireless observation systems. Ultrak's wireless observation systems, sold under the BabyCam and EasyWatch trademarks, consist of a small camera with a built-in microphone that transmits image and sound to a lightweight, portable monitor.


     School and transit bus observation systems. These observation systems, designed specifically to meet the needs of the passenger transportation market, typically consist of one or more rugged cameras, a video recorder to record the activity and a heavy gauge steel housing for the VCR.

     RearVision(TM) system. Ultrak's RearVision system consists of a small, rugged camera that can be mounted on the back of any large vehicle, and a small monitor mounted on the dashboard of the vehicle.

     Intraoral camera systems. Ultrak's intraoral camera systems, sold under the UltraCam trademark, consist of a miniature camera mounted in a wand, a color video monitor, a color video printer and a mobile cart. Ultrak's UltraCam intraoral camera is one of the most advanced and complete vision systems in the dental market. The system can easily be expanded to cover dental offices with multiple treatment rooms.

     DAVE system. In the Company's view, its DAVE technology represents a significant innovation in CCTV design. Products based on the DAVE technology will allow many cameras to be connected to a single coaxial cable, thereby significantly reducing the installation cost of large CCTV systems. DAVE products will also offer a significant reduction in the cost of the control and display equipment for large systems as compared to standard multiplexer technology. Ultrak expects to beta-site test the first DAVE products in May 1996 with product deliveries expected to begin in the second half of 1996.

     Video transmission systems. Video transmission systems allow pictures from CCTV systems to be transmitted over great distance through telephone lines. Such systems are useful to verify the cause of alarms at remote locations and for general surveillance of unmanned and high-value facilities. Ultrak currently sells video transmission systems manufactured by several suppliers.

     VisiTrak(TM) system. The VisiTrak system is one of a new generation of computer-based control systems entering the market. The VisiTrak system automatically commands a remote pan-and-tilt camera to lock on and follow a moving object within a spotter camera's view.

  Other

     Patient education system. Ultrak offers a CD-based patient education system (UltraView(TM)) that is marketed and sold to dentists along with the intraoral camera system. It allows patients to learn about various dental related topics while waiting for the dentist or hygienist.

     Electronic Article Surveillance. EAS systems are used by retailers to protect merchandise from shoplifters. Small tags are attached to the merchandise and, if not deactivated or removed by a clerk, will set off an audible alarm when the merchandise is taken from the store. Ultrak began test marketing a new EAS system in late 1995. The Company believes that the system offers certain advantages over its competitors' systems: it is easy to set up, requires no adjustments, has a higher detection rate and a lower false alarm rate. Ultrak has integrated the EAS system with CCTV to augment the audible alarm with a video record of the shoplifter leaving the store with the stolen merchandise.

ACQUISITIONS


     Acquisitions have contributed significantly to the Company's recent growth. The Company believes that acquisitions are an effective way to obtain new CCTV and related products and technologies, attract experienced personnel and access additional channels of distribution. The Company believes that the CCTV industry is in the process of consolidating, which should present additional opportunities for growth through acquisitions. During 1995, the Company completed three acquisitions which expanded its product lines. In March 1995, Ultrak acquired certain assets of the CCTV division of Koyo, adding the patented ball camera, which is ideal for museum, residential and high-end commercial installations and offers a high level of performance and installation simplicity. In July 1995, Ultrak acquired Diamond, a manufacturer of commercial video CCTV security and surveillance systems used by large retailers and municipalities and of viewing systems used by industry in hazardous settings. The Diamond acquisition added industrial viewing equipment and high speed dome-mounted camera systems. In November 1995, Ultrak acquired GPS, adding a complete range of advanced CCTV accessories, including camera housings, mounting brackets, camera pan-and-tilt mechanisms, perimeter protection systems and software-driven camera control systems.


OPERATIONS

     Through the use of non-affiliated contract manufacturers to manufacture products representing over 90% of its net sales of Ultrak branded products, the Company is able to focus its efforts on design, engineering, product development, sales and marketing and customer service. The Company purchases products from suppliers in the United States and imports other products from contract manufacturers in Korea, Japan, England, Hong Kong, Taiwan and China. The Company has exclusive and non-exclusive sales and marketing rights for certain of the CCTV products it sells, including certain CCTV cameras and systems manufactured in Japan and Korea. The Company believes that its relationships with its suppliers are good. In most of these relationships, the Company believes that the relationship is as important to the supplier as it is to the Company. Thus, the Company believes that there is a strong, mutually advantageous basis for the trading relationship to continue and grow.


     Delivery times for products imported into the United States vary from one week to two months, depending on the mode of transportation. Because of foreign production lead times, the Company normally makes purchase commitments to these foreign suppliers three to six months in advance of shipment. Therefore, management believes it is necessary for the Company to commit to and carry larger levels of inventory than would be necessary if it used only domestic suppliers. Given order lead times, accurate inventory forecasting is critical. See "Risk Factors -- Dependence upon Product Manufacturers."



     Approximately 94% of the Company's purchases from its non-affiliated manufacturers are made in United States dollars with the remaining 6% purchased in Japanese yen. To date, the Company has not been materially adversely affected by fluctuations in the valuation of the Japanese yen. It is expected that the Company will continue to purchase the vast majority of its products in United States dollars.

     A critical element of the Company's operations is its management information systems. The systems include sales order, materials requirements planning (MRP) and accounting applications. Substantially all inventory, accounts receivable, purchasing, payroll and other corporate business functions are controlled through this integrated computer system located in its Carrollton, Texas headquarters. All sales locations are linked real time through a nationwide network which allows for orders to be entered and shipped from multiple locations.

     Ultrak believes that one of the keys to its success is its commitment to provide excellent response and service to its customers. Orders can be entered into the Company's computer system either directly by the customer through electronic data interchange, by traveling sales representatives using laptop computers or by in-house sales personnel. After the computer system performs an automated check of the customer's account and credit limit, the order is released to be shipped from available inventory at one of the six stocking warehouse locations. Because the Company maintains a relatively large inventory of products, it ships most items within 24 hours of receipt of the order. The Company's stocking warehouse locations are Carrollton (Dallas), Texas; Broomfield (Denver), Colorado; Annapolis, Maryland; southern California; Carroll (Columbus), Ohio; and Chicago, Illinois. Currently, approximately 85% of all shipments are made from the Carrollton, Texas warehouse.


     To ensure complete customer service and satisfaction, Ultrak offers third party leasing services and after-sale service for all equipment sold by the Company.



     Ultrak offers a limited warranty on all products shipped. The Company warrants that its products will conform with Ultrak's published specifications and be free from defects in materials and workmanship. For products sold under the Ultrak name, the Company offers a two-year warranty on cameras, most monitors, observation systems and quad processors. For all other Ultrak equipment, a warranty of one year is offered. For equipment sold under the Smart Choice label, the warranty offered is one year on parts and 90 days on labor. For equipment sold under the Diamond label, the warranty offered is one year on parts and labor; Diamond also offers extended on-site warranty and service contracts nationwide. Ultrak specifically disclaims any liability for personal injury or property loss by burglary, robbery, fire or otherwise and disclaims any warranty that its products will provide adequate warning or protection or that its products will not be compromised or circumvented. The Company makes no warranty for products sold under third party brand names (although the warranty, if any, of the product's manufacturer may apply).


     When goods are delivered to Ultrak, a random sampling quality assurance procedure is performed. Selected units are verified for functionality, proper packaging, labeling and documentation. The Company's main contract manufacturer is ISO9001 certified. The quality assurance procedures in the Company's Ohio plant comply with ISO9001 specifications.

BACKLOG


     As of December 31, 1994 and 1995 and March 31, 1996, the Company had approximately $3.9 million, $6.7 million and $6.4 million, respectively, in order backlog which it considered to be firm. Because purchase orders are subject to cancellation or delay by customers with limited or no penalty, the Company's backlog is not necessarily indicative of future revenues or earnings. Since the Company typically ships products within 24 hours of receipt of the order, the Company believes that backlog is not a significant measurement of the Company's financial position.


INTELLECTUAL PROPERTY

     As part of its ongoing engineering and development activities, Ultrak seeks patent protection on inventions covering new products and improvements when appropriate. Ultrak currently holds a number of United States patents and has a number of pending patent applications. Although the Company's patents have value, the Company believes that the success of its business depends more on innovation, sales efforts, technical expertise and know-how of its personnel and other factors. The Company also relies upon trade secret protection for its confidential and proprietary information.

MANUFACTURING

     During 1995, approximately 7% of the Company's revenues were attributable to CCTV products manufactured at the Company's Carroll (Columbus), Ohio manufacturing facility. The Company believes that this facility meets its current and anticipated manufacturing needs for the products which it currently manufactures. In addition, Ultrak's product development staff designs and coordinates with its contract suppliers to manufacture certain of its Ultrak branded products as well as coordinates and supervises the assembly and packaging of certain other products by its own employees.

COMPETITION

     The Company faces substantial competition in each of its target markets. Significant competitive factors in the Company's markets include price, quality and performance, breadth of product line and customer service and support. Some of the Company's existing and potential competitors have substantially greater financial, manufacturing, marketing and other resources than the Company. To compete successfully, the Company must continue to make substantial investments in its engineering and development, marketing, sales, customer service and support activities. There can be no assurance that competitors will not develop products that offer price or performance features superior to those of the Company's products.

     The Company considers its major competitors to be the CCTV operations of Sensormatic Electronics Corporation, Burle (part of Philips Communication & Security Systems, Inc.), Checkpoint Systems, Inc., Panasonic and Vicon Industries, Inc.

EMPLOYEES

     As of March 31, 1996, the Company had 309 full-time employees employed at six primary locations and five field sales offices, of which 118 were sales and sales support personnel, 81 were warehouse/manufacturing personnel, 31 were technical/service personnel, 24 were engineering and product development personnel and 55 were administrative and managerial personnel.

     The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, financial and marketing personnel, who are in great demand. No employee is represented by a union or covered by a collective bargaining agreement, and the Company has not experienced a work stoppage or strike. The Company considers its employee relations to be good.

     The Company has a formal employee partnership philosophy that the Company believes contributes significantly to its success. During monthly "partners' meetings," all employee-partners are informed about the state of the Company and key events that took place during the preceding month and given the opportunity to ask questions, make suggestions and comment.

     The Company's employee partnership philosophy statement is as follows:

     Everyone working at Ultrak is considered to be a partner. Each employee-partner pitches in to get the job done, is encouraged to grow both professionally and personally, is recognized for individual achievement, and works in a cheerful and friendly team environment. There is no room for prima donnas or hierarchies. All employee-partners share in the Company's profits. Ultrak extends its partnership philosophy to its suppliers and customers as well.

FACILITIES

     The Company's headquarters are located in approximately 69,000 square feet of leased office and warehouse space in Carrollton, Texas, pursuant to a lease expiring in May 1999. The Company plans to expand the office and warehouse space at its headquarters and has entered into an option to purchase land and is currently negotiating the construction of a new office and warehouse facility it will lease or buy. If the Company decides to purchase the facility, it would likely finance such purchase on a long-term basis. The Company also leases additional office/warehouse space in Broomfield, Colorado; Annapolis, Maryland; Fort Lauderdale, Florida; Atlanta, Georgia; Chicago, Illinois and southern California.

     The Company owns its 72,000 square foot manufacturing facility in Carroll (Columbus), Ohio. The Company believes that its Ohio manufacturing facility is adequate to meet the Company's present and anticipated manufacturing needs for products which it currently manufactures.

LEGAL PROCEEDINGS

     The Company is not aware of any material pending or threatened legal proceedings to which the Company is or may be a party. The Company knows of no other legal proceedings pending or threatened or judgments entered against any director or officer of the Company in their capacity as such.

     On June 16, 1995, P.A.T. Co. and Kustom Signals, Inc., each a Kansas corporation, filed suit against Ultrak in the United States District Court for the District of Kansas (P.A.T. Co. and Kustom Signals, Inc., Plaintiffs v. Ultrak, Inc., Defendant), claiming unspecified damages for, and seeking injunctive relief against, patent infringement, trademark infringement, common law infringement and unfair competition relating to The Witness(TM) product, a vehicle mounted surveillance and video recording system. The plaintiffs charged that Ultrak has infringed upon their Patent Nos. 4,789,904 ("Vehicle Mounted Surveillance and Video Taping System") and 4,949,186 ("Vehicle Mounted Surveillance System"). Ultrak has denied the allegations and asserted affirmative defenses of non-infringement, invalidity and unenforceability, and asserted counterclaims of monopolization and attempt to monopolize, conspiracy to monopolize and unfair competition. Discovery in the case is in the initial stages. There can be no assurance that the Company will prevail in this litigation, or that the Company will be able to license any valid or infringed patent on reasonable terms, if at all, if the Company does not prevail. The Company's total sales of The Witness product in 1994 were nominal and in 1995 were approximately $240,000. In the opinion of the Company's management, if the legal proceeding described above is determined adversely to the Company, it should not have a material adverse effect upon the Company's business, financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of the Company.

                NAME                   AGE                    POSITION
- -------------------------------------  ---     ---------------------------------------
George K. Broady.....................  57      Chairman of the Board, Chief Executive
                                               Officer and President
James D. Pritchett...................  49      Executive Vice President, Chief
                                               Operating Officer and Director
Tim D. Torno.........................  39      Vice President-Finance, Secretary,
                                               Treasurer and Chief Financial Officer
William C. Lee(1)....................  56      Director
Charles C. Neal(1)...................  37      Director
Robert F. Sexton(1)..................  61      Director

- ---------------

(1) Member of the Audit and Compensation Committees.

     George K. Broady became Chairman of the Board, President and Chief Executive Officer of the Company in March 1991. From 1988 to 1991, Mr. Broady was the President and owner of Geneva Merchant Bankers of Dallas, Texas. Prior to 1988, Mr. Broady was Chairman and Chief Executive Officer of Network Security Corporation, a company that he founded in 1970. Mr. Broady received his Bachelor of Science degree (cum laude) from Iowa State University in 1960.

     James D. Pritchett joined the Company in September 1988 as Chief Operating Officer. He was elected Director in August 1989 and became Executive Vice President in October 1991. From October 1980 to September 1988, Mr. Pritchett was Executive Vice President and Chief Operating Officer of Booth, Inc., a manufacturer of electronic equipment. Mr. Pritchett received his Bachelor of Science degree in Mechanical Engineering from the University of Texas at Arlington in 1969, and his Masters of Science degree in Mechanical Engineering in 1972 from Southern Methodist University.

     Tim D. Torno has been the Vice President-Finance, Secretary, Treasurer and Chief Financial Officer of the Company since August 1988. From May 1980 to August 1988, Mr. Torno was employed by KPMG Peat Marwick in Denver, New York and Corpus Christi, Texas, in various capacities, including senior manager. Mr. Torno received a Bachelor of Business Administration degree in Accounting (cum laude) from Texas A & M University in 1979 and a Masters of Business Administration degree (with honors) in 1993 from the University of Phoenix, Denver, Colorado.

     William C. Lee became a director of the Company in May 1994. Mr. Lee has been the Senior Vice President of the Annuity Board of the Southern Baptist Convention, a pension and insurance management company, since July 1991. Mr. Lee served as Managing Director of Geneva Merchant Bankers of Dallas, Texas from 1989 until 1991. Mr. Lee earned his Bachelor of Business Administration degree from Texas A & M University in 1962 and his Masters of Business Administration degree from Southern Methodist University in 1966.


     Charles C. Neal became a Director of the Company in May 1994. Mr. Neal has been President of Chas. A. Neal & Company of Miami, Oklahoma, a company which owns interests in oil and gas properties and in various corporations in several industries, including banking, since 1989. From 1985 to 1989, Mr. Neal was with Merrill Lynch & Co. Mr. Neal received his Bachelor of Arts degree in Economics from the University of Oklahoma in 1981 and a Juris Doctor/Masters of Business Administration degree from the University of Chicago Law School and Graduate School of Business in 1985.


     Robert F. Sexton became a Director of the Company in May 1995. Mr. Sexton has been President of Bakery Associates, Inc., a company which brokers bakery packaging goods, since 1983. From 1973 to 1983, Mr. Sexton was Executive Vice President and a director of Campbell Taggart, Inc., a baking company. Mr. Sexton is also a director of Republic Gypsum Company, a New York Stock Exchange-listed manufacturer and distributor of paperboard. Mr. Sexton earned his Bachelor of Business Administration degree in Industrial Management in 1956 from the University of Texas.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock, as of March 31, 1996, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each of the directors and executive officers of the Company,
(c) each Selling Stockholder and (d) all executive officers and directors as a group. See "Risk Factors--Control of the Company by Principal Stockholder."


                                        SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                               OWNED                                    OWNED
                                       PRIOR TO THE OFFERING       SHARES         AFTER THE OFFERING
               NAME OF                 ----------------------       BEING       ----------------------
         BENEFICIAL OWNER(1)            NUMBER        PERCENT      OFFERED       NUMBER        PERCENT
- -------------------------------------  ---------      -------      -------      ---------      -------
George K. Broady(2)..................  2,190,435        27.8%           --      2,190,435        21.7%
James D. Pritchett(3)................    161,995         2.2            --        161,995         1.7
Tim D. Torno(4)......................     54,349        *               --         54,349        *
William C. Lee.......................     29,667        *               --         29,667        *
Charles C. Neal(5)...................    156,909         2.1            --        156,909         1.6
Petrus Fund, L.P.(6).................    239,594         3.2       100,000        139,594         1.4
Sherry R. Pate(7)....................      7,540        *            7,540             --          --
RBC, Inc.(8).........................     20,023        *           20,023             --          --
Bruce Schindler......................     10,000        *           10,000             --          --
Robert F. Sexton(9)..................    103,066         1.4            --        103,066         1.1
All executive officers and directors
  as a group (six persons)(2)(10)....  2,696,421        33.4            --      2,696,421        26.3


- ---------------

  *  less than 1%
 (1) Except as otherwise indicated, the persons named in the table possess sole voting and investment power with respect to all shares shown as beneficially owned.
 (2) Includes 166,667 shares held by a trust for the benefit of members of Mr. Broady's extended family, of which Mr. Broady serves as sole trustee, 148,851 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days and 406,981 shares issuable upon conversion of shares of the Series A Preferred Stock owned by Mr. Broady. Mr. Broady disclaims beneficial ownership of the shares of Common Stock owned by the trust. Mr. Broady owns all 195,351 outstanding shares of Series A Preferred Stock and each share of Series A Preferred Stock has
     16.667 votes on all matters submitted to a vote of stockholders. Through his ownership of Common Stock and the Series A Preferred Stock prior to the offering, Mr. Broady controlled over 46% of the voting power of all outstanding shares of capital stock. Mr. Broady's address is 1220 Champion Circle, Suite 100, Carrollton, Texas 75006.
 (3) Includes 124,166 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days held by Mr. Pritchett.
 (4) Includes 53,750 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days held by Mr. Torno.
 (5) Comprised of 9,650 shares owned by Pantheon, Incorporated, a corporation owned by Mr. Neal and his wife, and 147,259 shares owned by Chas. A. Neal & Company, a corporation of which Mr. Neal is President.
 (6) Includes 192,460 shares of Common Stock issuable upon exercise of a warrant issued to Petrus Fund, L.P. pursuant to the Petrus Loan Agreement.
 (7) Comprised of 7,540 shares of Common Stock issuable upon exercise of a warrant.
 (8) Comprised of 20,023 shares of Common Stock issuable upon exercise of a warrant.
 (9) Includes 5,556 shares owned by Mr. Sexton's wife.
(10) Includes options to purchase an aggregate of 177,916 shares held by Messrs. Pritchett and Torno.

                          DESCRIPTION OF CAPITAL STOCK


     The Company has authorized capital stock consisting of 20,000,000 shares of Common Stock, $0.01 par value, and 2,000,000 shares of Preferred Stock, $5.00 par value.


COMMON STOCK

     All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued and paid for will be, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Votes may not be cumulated in the election of directors. Stockholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. See "Dividend Policy." The rights of holders of Common Stock will be subject to the preferential rights of the Series A Preferred Stock and any preferential rights of any Preferred Stock which may be issued in the future.

     The transfer agent and registrar for the Common Stock is Securities Transfer Corp.

PREFERRED STOCK

     Subject to Nasdaq rules, the Board of Directors of the Company is authorized (without any further action by the stockholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on the Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock.

     The Company's Board of Directors has designated 195,351 shares of Preferred Stock as Series A Preferred Stock, all of which is owned by Mr. Broady. Holders of the Series A Preferred Stock are entitled to preferential dividends payable quarterly and accruing at a rate of $0.15 per share per fiscal quarter. Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive the original purchase price of $5.00 per share plus any unpaid dividends accruing to that date in preference to holders of the Common Stock. Each share of Series A Preferred Stock is convertible into
2.083 shares of Common Stock at the option of the holder. Each share of Series A Preferred Stock has voting rights equal to 16.667 shares of Common Stock on all matters submitted to a vote of stockholders. See "Risk Factors -- Control of the Company by Principal Stockholder" and "Risk Factors -- Preferred Stock."

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and Hoak Securities Corp. as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth below opposite their respective names:

                                                                                NUMBER OF
                               NAME OF UNDERWRITER                               SHARES
    --------------------------------------------------------------------------  ---------
    J.C. Bradford & Co. ......................................................
    Hoak Securities Corp. ....................................................
                                                                                ---------
              Total...........................................................  2,200,000
                                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After this offering, the price to public and such concessions may be changed.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the offering, to purchase up to 330,000 shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown on the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 2,200,000 shares are being offered.

     The Company, the directors and executive officers of the Company, the Selling Stockholders and certain other principal stockholders have agreed with the Representatives not to offer, sell or otherwise dispose of any of the Common Stock owned by them prior to the expiration of 120 days from the date of the effectiveness of the offering, without the prior written consent of the Representatives, except with respect to the grant and the exercise of stock options granted or to be granted under the Company's stock option plans.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period") determined in light of the timing of the distribution, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under applicable rules, primarily Rules 10b-6 and 10b-6A. Rule 10b-6A allows, among other things, an Underwriter or member of the selling group for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid, and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601; and New York Regional Office, 75 Park Place, Fourteenth Floor, New York, New York 10007. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock is traded on the Nasdaq National Market and certain of the Company's reports, proxy materials and other information may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006.

     This Prospectus, which constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission, although the Company believes such summaries accurately describe all material provisions of such documents. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering shall be deemed incorporated by reference in this Prospectus and to be made a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to the principal executive office of the Company, 1220 Champion Circle, Suite 100, Carrollton, Texas 75006,
Attention: Investor Relations, telephone number (214) 280-9355.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere & Wynne, L.L.P., Dallas, Texas and for the Underwriters by Hughes & Luce, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries for and as of the fiscal years ended December 31, 1993, 1994 and 1995 included in this Prospectus and the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports thereon appearing elsewhere herein and in the Registration Statement, and are so included in reliance on such reports given upon the authority of that firm as experts in auditing and accounting.

     The consolidated financial statements of Diamond and subsidiary for and as of the fiscal years ended January 2, 1994 and January 1, 1995 included in this Prospectus and the Registration Statement have been audited by Norman, Jones, Enlow & Co., independent certified public accountants, as stated in their reports thereon appearing elsewhere herein and in the Registration Statement, and are so included in reliance on such reports given upon the authority of that firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS OF ULTRAK, INC. AND SUBSIDIARIES
Report of Independent Certified Public Accountants....................................   F-2
Consolidated Balance Sheets, December 31, 1994 and 1995 and March 31, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income, Years Ended December 31, 1993, 1994 and 1995 and
  the three months ended March 31, 1995 and 1996 (unaudited)..........................   F-4
Consolidated Statement of Stockholders' Equity, Years Ended December 31, 1993, 1994
  and 1995 and the three months ended March 31, 1996 (unaudited)......................   F-5
Consolidated Statements of Cash Flows, Years Ended December 31, 1993, 1994 and 1995
  and the three months ended March 31, 1995 and 1996 (unaudited)......................   F-6
Notes to Consolidated Financial Statements............................................   F-7
FINANCIAL STATEMENTS OF DIAMOND ELECTRONICS AND SUBSIDIARY
Independent Auditors' Report..........................................................  F-15
Consolidated Balance Sheets, January 2, 1994 and January 1, 1995......................  F-16
Consolidated Statements of Income, Years ended January 2, 1994 and January 1, 1995 and the three months ended March 31, 1994 and 1995 (unaudited)..........................  F-17
Consolidated Statements of Changes in Stockholders' Equity, Years ended January 2,
  1994 and January 1, 1995............................................................  F-18
Consolidated Statements of Cash Flows, Years ended January 2, 1994 and January 1, 1995 and the three months ended March 31, 1994 and 1995 (unaudited)......................  F-19
Notes to Consolidated Financial Statements............................................  F-20

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

     We have audited the accompanying consolidated balance sheets of Ultrak, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrak, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Dallas, Texas
February 19, 1996

                         ULTRAK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,
                                                        --------------------------     MARCH 31,
                                                           1994           1995           1996
                                                        -----------    -----------    -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS
  Cash................................................  $   642,241    $ 1,306,482    $ 1,175,931
  Trade accounts receivable, less allowance for
     doubtful accounts of $323,772, $481,104 and
     $645,815 at December 31, 1994 and 1995, and March
     31, 1996, respectively...........................   10,743,091     15,619,459     16,836,399
  Notes receivable....................................      253,771        288,968        620,097
  Inventories.........................................   14,396,438     21,293,216     23,193,274
  Advances for inventory purchases....................    5,381,437      5,038,951      6,160,601
  Prepaid expenses and other current assets...........      178,698        313,460        586,238
  Deferred income taxes (Note G)......................      362,988        943,046        943,046
                                                        -----------    -----------    -----------
          Total current assets........................   31,958,664     44,803,582     49,515,586
PROPERTY, PLANT AND EQUIPMENT, at cost................    2,966,619      5,694,265      5,969,607
  Less accumulated depreciation and amortization......     (995,226)    (1,576,366)    (1,923,269)
                                                        -----------    -----------    -----------
                                                          1,971,393      4,117,899      4,046,338
GOODWILL, net of accumulated amortization of $135,467,
  $212,894 and $244,903 at December 31, 1994 and 1995,
  and March 31, 1996, respectively....................    1,259,969      2,470,839      2,438,830
NOTES RECEIVABLE......................................      984,208      1,152,048        875,901
OTHER ASSETS..........................................      178,456        410,427        403,223
                                                        -----------    -----------    -----------
                                                        $36,352,690    $52,954,795    $57,279,878
                                                        ===========    ===========    ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable -- trade...........................  $ 6,531,779    $ 6,988,550    $ 9,050,547
  Notes payable (Note C)..............................   18,244,183     24,301,147     26,135,151
  Current maturities of long-term debt (Note C).......           --        180,960        180,960
  Accrued expenses....................................      664,740      1,613,925      1,083,254
  Federal and state income taxes payable..............      343,973        954,716        562,933
  Other current liabilities...........................      497,627        884,410      1,285,021
                                                        -----------    -----------    -----------
          Total current liabilities...................   26,282,302     34,923,708     38,297,866
LONG-TERM DEBT (Note C)...............................           --      1,534,548      1,490,798
COMMITMENTS AND CONTINGENCIES (Note F)................           --             --             --
STOCKHOLDERS' EQUITY (Note D)
  Preferred stock, $5 par value, issuable in series;
     2,000,000 shares authorized; Series A, 12%
     cumulative convertible, 195,351 shares
     authorized, issued and outstanding...............      976,755        976,755        976,755
  Common stock, $.01 par value (no par in 1994);
     20,000,000 shares authorized; 6,555,619,
     7,326,935 and 7,327,500 shares issued and
     outstanding at December 31, 1994, 1995, and March
     31, 1996, respectively...........................       73,254         73,269         73,275
  Additional paid-in capital..........................    7,213,747     11,518,801     11,518,795
  Retained earnings...................................    1,806,632      3,927,714      5,168,456
  Less treasury stock, at cost -- 35,000 shares.......           --             --       (246,067)
                                                        -----------    -----------    -----------
          Total stockholders' equity..................   10,070,388     16,496,539     17,491,214
                                                        -----------    -----------    -----------
                                                        $36,352,690    $52,954,795    $57,279,878
                                                        ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                         ULTRAK, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                              THREE MONTHS ENDED MARCH
                                           YEARS ENDED DECEMBER 31,                      31,
                                   ----------------------------------------   -------------------------
                                      1993          1994           1995          1995          1996
                                   -----------   -----------   ------------   -----------   -----------
                                                                                     (UNAUDITED)
Net sales........................  $52,411,971   $79,062,711   $101,232,305   $21,829,162   $29,674,027
Cost of sales....................   39,553,514    59,349,708     76,319,278    16,507,084    21,244,887
                                   -----------   -----------   ------------   -----------   -----------
          Gross profit...........   12,858,457    19,713,003     24,913,027     5,322,078     8,429,140
Other operating costs:
  Marketing and sales............    7,025,514    11,201,460     13,254,921     2,702,955     4,171,735
  General and administrative.....    2,177,923     3,132,856      5,542,529     1,010,457     1,710,573
                                   -----------   -----------   ------------   -----------   -----------
                                     9,203,437    14,334,316     18,797,450     3,713,412     5,882,308
                                   -----------   -----------   ------------   -----------   -----------
          Operating profit.......    3,655,020     5,378,687      6,115,577     1,608,666     2,546,832
Other expense (income):
  Interest expense...............      693,655     1,091,400      1,840,489       396,829       565,026
  Other, net.....................      (59,038)      (15,245)        40,502       (19,555)       25,144
                                   -----------   -----------   ------------   -----------   -----------
                                       634,617     1,076,155      1,880,991       377,274       590,170
                                   -----------   -----------   ------------   -----------   -----------
Income from continuing operations
  before income taxes............    3,020,403     4,302,532      4,234,586     1,231,392     1,956,662
Income taxes (Note G)............      381,543     1,513,020      1,539,529       449,459       686,618
                                   -----------   -----------   ------------   -----------   -----------
Income from continuing
  operations.....................    2,638,860     2,789,512      2,695,057       781,933     1,270,044
Discontinued operations, net of
  tax effects (Note H):
  Loss from operations...........     (289,489)           --             --            --            --
  Provision for loss on
     disposal....................   (1,544,881)     (190,000)            --            --            --
                                   -----------   -----------   ------------   -----------   -----------
                                    (1,834,370)     (190,000)            --            --            --
                                   -----------   -----------   ------------   -----------   -----------
          NET INCOME.............      804,490     2,599,512      2,695,057       781,933     1,270,044
Dividend requirements on
  preferred stock (Note D).......     (117,210)     (117,210)      (117,210)      (29,302)      (29,302)
                                   -----------   -----------   ------------   -----------   -----------
Net income allocable to common
  stockholders...................  $   687,280   $ 2,482,302   $  2,577,847   $   752,631   $ 1,240,742
                                   ===========   ===========   ============   ===========   ===========
Income per common share:
  Continuing operations..........  $       .37   $       .39   $        .36   $       .11   $       .16
                                   ===========   ===========   ============   ===========   ===========
  Net income.....................  $       .10   $       .36   $        .36   $       .11   $       .16
                                   ===========   ===========   ============   ===========   ===========
Number of weighted average common
  and common equivalent shares
  outstanding....................    6,789,872     6,818,999      7,147,904     6,821,027     7,635,659

        The accompanying notes are an integral part of these statements.

                         ULTRAK, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                           THREE
                                                  YEARS ENDED DECEMBER 31,              MONTHS ENDED
                                         ------------------------------------------      MARCH 31,
                                            1993            1994           1995             1996
                                         -----------     ----------     -----------     ------------
                                                                                        (UNAUDITED)
COMMON STOCK
  Beginning of period..................  $    70,968     $   72,489     $    73,254     $     73,269
  Change in par value..................           --             --         (39,714)              --
  Acquisitions of businesses...........           --             --          39,457               --
  Other................................           --             --              --                6
  Exercise of stock options and
     warrants..........................        1,521            765             272               --
                                         -----------     ----------     -----------     ------------
  End of period........................  $    72,489     $   73,254     $    73,269     $     73,275
                                         ===========     ==========     ===========     ============
ADDITIONAL PAID-IN CAPITAL
  Beginning of period..................  $ 7,132,910     $7,167,765     $ 7,213,747     $ 11,518,801
  Change in par value..................           --             --          39,714               --
  Acquisitions of businesses...........           --             --       4,238,462               --
  Other................................           --             --              --               (6)
  Exercise of stock options and
     warrants..........................       34,855         45,982          26,878               --
                                         -----------     ----------     -----------     ------------
  End of period........................  $ 7,167,765     $7,213,747     $11,518,801     $ 11,518,795
                                         ===========     ==========     ===========     ============
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  Beginning of period..................  $(1,362,950)    $ (675,670)    $ 1,806,632     $  3,927,714
  Preferred stock dividends............     (117,210)      (117,210)       (117,210)         (29,302)
  Accumulated deficit of pooled company
     (Note B)..........................           --             --        (456,765)              --
  Net income...........................      804,490      2,599,512       2,695,057        1,270,044
                                         -----------     ----------     -----------     ------------
  End of period........................  $  (675,670)    $1,806,632     $ 3,927,714     $  5,168,456
                                         ===========     ==========     ===========     ============
COMMON SHARES
  Beginning of period..................    6,495,848      6,538,352       6,555,619        7,326,935
  Acquisitions of businesses...........           --             --         762,816               --
  Other................................           --             --              --              565
  Exercise of stock options and
     warrants..........................       42,504         17,267           8,500               --
                                         -----------     ----------     -----------     ------------
  End of period........................    6,538,352      6,555,619       7,326,935        7,327,500
                                         ===========     ==========     ===========     ============
PREFERRED SHARES
  Beginning and end of period..........      195,351        195,351         195,351          195,351
                                         ===========     ==========     ===========     ============

        The accompanying notes are an integral part of these statements.

                         ULTRAK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                            ---------------------------------------   -------------------------
                                               1993          1994          1995          1995          1996
                                            -----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income..............................  $   804,490   $ 2,599,512   $ 2,695,057   $   781,933   $ 1,270,044
  Adjustments to reconcile net income to
    net cash used in operating activities:
    Depreciation and amortization.........      252,275       447,280       890,987       137,957       264,167
    Provision for losses on accounts
      receivable..........................      228,814       532,344        49,114        28,450        86,334
    Provision for inventory
      obsolescence........................      102,295        52,408       411,915        98,219       163,263
    Deferred income taxes.................     (590,000)      227,012      (152,782)           --            --
    Changes in operating assets and
      liabilities:
      Accounts and notes receivable.......   (3,753,654)   (3,705,743)   (3,140,518)     (442,590)   (1,634,403)
      Inventories.........................   (5,216,355)   (3,360,827)   (4,145,192)   (1,247,075)   (2,063,321)
      Advances for inventory purchases....     (182,169)   (2,871,341)      342,486     1,596,897    (1,121,650)
      Prepaid expenses and other current
         assets...........................       21,132       (77,803)      (82,284)     (243,553)     (272,778)
      Noncurrent notes and other assets...     (477,489)     (346,847)      (84,681)     (129,321)      283,351
      Accounts payable....................    3,019,574     2,124,485      (677,814)     (585,068)    2,061,997
      Other notes payable.................       (5,543)     (285,000)           --            --            --
      Accrued expenses and other current
         liabilities......................      (12,625)      945,218       875,300       (45,825)     (521,843)
      Net assets of discontinued
         operations.......................      642,103       197,125            --            --            --
                                            -----------   -----------   -----------   -----------   -----------
         Net cash used in operating
           activities.....................   (5,167,152)   (3,522,177)   (3,018,412)      (49,976)   (1,484,839)
Cash flows from investing activities:
  Purchases of property and equipment.....     (699,311)   (1,346,369)   (1,055,055)     (200,967)     (160,597)
  Acquisitions of businesses, net of cash
    acquired..............................           --      (573,000)   (1,016,633)           --            --
  Decrease in net assets of discontinued
    operations............................      163,563            --            --            --            --
                                            -----------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities.....................     (535,748)   (1,919,369)   (2,071,688)     (200,967)     (160,597)
Cash flows from financing activities:
  Net borrowings on notes payable.........    5,460,881     5,654,144     5,844,401      (361,996)    1,790,254
  Proceeds from exercise of stock
    options...............................       36,376        46,747        27,150            --            --
  Purchase of treasury stock..............           --            --            --            --      (246,067)
  Payment of preferred stock dividends....     (117,210)     (117,210)     (117,210)      (29,302)      (29,302)
                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           financing activities...........    5,380,047     5,583,681     5,754,341      (391,298)    1,514,885
                                            -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash...........     (322,853)      142,135       664,241      (642,241)     (130,551)
Cash at beginning of period...............      822,959       500,106       642,241       642,241     1,306,482
                                            -----------   -----------   -----------   -----------   -----------
Cash at end of period.....................  $   500,106   $   642,241   $ 1,306,482            --   $ 1,175,931
                                            ===========   ===========   ===========   ===========   ===========
Supplemental cash flow information:
  Cash paid during the year for:
    Interest..............................  $   684,933   $ 1,109,361   $ 1,812,415   $   423,778   $   597,377
                                            ===========   ===========   ===========   ===========   ===========
    Income taxes..........................  $    91,269   $   804,158   $ 1,431,581   $   409,212   $   714,000
                                            ===========   ===========   ===========   ===========   ===========
Supplemental schedule of noncash investing
  and financing activities:
  Acquisition of businesses
    Assets acquired.......................                $   573,000   $ 8,490,799
    Liabilities assumed...................                         --    (3,640,455)
    Common stock issued...................                         --    (3,804,000)
                                                          -----------   -----------
                                                              573,000     1,046,344
    Less cash acquired....................                         --        29,711
                                                          -----------   -----------
         Net cash paid for acquisitions...                $   573,000   $ 1,016,633
                                                          ===========   ===========

        The accompanying notes are an integral part of these statements.

                         ULTRAK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995

NOTE A -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Consolidation

     The accompanying consolidated financial statements include the accounts of Ultrak, Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Effective December 29, 1995, the Company was reincorporated in the state of Delaware.

  Nature of Operations

     The Company designs, manufactures, markets and services closed circuit television ("CCTV") and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical and other applications. The Company's products include a broad line of cameras, lenses, high-speed dome systems, monitors, switchers, quad processors, time-lapse recorders, multiplexers, wireless video transmission systems, computerized observation and security systems and accessories which are sold principally to customers in the United States. Foreign customers account for less than 10% of revenue.

  Inventories

     Inventories are comprised principally of goods held for resale, which are valued at the lower of cost (first-in, first-out) or market.

  Advances for Inventory

     Advances for inventory represent payments in advance for goods purchased primarily from the Far East. Upon receipt of the goods, advances are classified as inventories.

  Property, Plant and Equipment and Depreciation

     Property, plant and equipment are carried at cost. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets.

  Goodwill and Amortization

     Goodwill resulting from acquisitions is being amortized using the straight-line method over periods ranging from twenty to forty years. On an ongoing basis, management reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related business unit.

  Income Taxes

     Deferred income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on differences between financial accounting and tax bases of assets and liabilities.

  Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE A -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES -- CONTINUED
and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At the balance sheet dates, there were no cash equivalents.

  Income Per Common Share

     Income per common share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares result from the assumed issuance of shares under the Company's incentive stock option plan and for stock purchase warrants when dilutive. Fully-diluted income per share, which gives effect to assumed conversion of the Series A preferred stock, is the same as primary income per share.

  Fair Value of Financial Instruments

     The Company's financial instruments consist of cash, trade receivables and payables, notes receivable and debt, which has variable rates. The fair value of all instruments approximates the carrying value.

  Reclassifications

     Certain reclassifications have been made to prior years to conform with the 1995 presentation.

  Interim Financial Statements

     Information in the accompanying consolidated financial statements and notes to the consolidated financial statements for the interim periods is unaudited. The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

     Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation", is effective for 1996. As permitted by SFAS 123, the Company has elected to continue to account for stock-based compensation under pre-existing accounting standards. The pro forma disclosures required pursuant to this election for the three months ended March 31, 1995 and 1996 have not been presented because the effect on net income of the provisions of SFAS 123 is not material. Since the number of stock options that may be granted in the future is not predictable, the effect that SFAS 123 would have on future periods is not known.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE B -- BUSINESS COMBINATIONS

  JAK Pacific Video Warranty and Repair Services, Inc.:

     Effective April 1, 1994, the Company acquired 56% of the outstanding common stock of JAK Pacific Video Warranty and Repair Services, Inc. ("JAK"), a California corporation, for total cash consideration of $573,000. The transaction was accounted for as a purchase. The operations of JAK have been included in the Company's statements of income beginning April 1, 1994. JAK is engaged in sales, service and warranty repairs of closed circuit television products.

     During 1995, the Company exercised its option to acquire the remaining 44% of the common stock of JAK for cash consideration of $500,000. Goodwill is being amortized over 20 years by the straight-line method.

  Koyo's U.S. CCTV Division:

     On March 15, 1995, the Company signed an agreement with Koyo International, Inc. of America ("Koyo") to purchase certain assets of Koyo's U.S. CCTV division. Under the agreement, the Company acquired all of Koyo's inventory, patent rights, customer lists and certain tooling for cash of approximately $416,000 plus a $100,000 minimum payment due under a royalty agreement. The agreement provides for royalties of up to 2% of the net selling price of products produced under license from Koyo. Goodwill is being amortized over 20 years by the straight-line method.

  Diamond Electronics, Inc.:

     On July 13, 1995, the Company acquired all of the outstanding shares of common stock of Diamond Electronics, Inc. ("Diamond"), in exchange for 600,000 registered shares of the Company's common stock valued at $3,804,000. Costs capitalized in conjunction with the acquisition were approximately $130,000. The shareholders of Diamond are entitled to receive an additional 50,000 shares of the Company's common stock if the market price is less than $8.00 per share for the ten business days prior to July 13, 1996.

     Diamond is a manufacturer of commercial video CCTV security and surveillance systems used by large retailers, and of hazardous viewing systems used by industry and municipalities. The transaction has been accounted for as a purchase, and the operations of Diamond have been included in the Company's statement of income since July 1, 1995. Goodwill is being amortized over 25 years by the straight-line method.

     The following unaudited pro forma information for 1994 and 1995 presents a summary of consolidated results of operations of the Company and Diamond as if the acquisition had occurred at the beginning of the respective periods, giving effect to the amortization of goodwill and certain other adjustments:

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                  1994             1995
                                                               -----------     ------------
    Net sales................................................  $90,568,402     $107,374,308
    Income from continuing operations........................    3,090,966        3,064,428
    Net income...............................................  $ 2,900,966     $  3,064,428
                                                               ===========     ============
    Income per common share from continuing operations.......  $       .42     $        .41
                                                               ===========     ============
    Net income per common share..............................  $       .39     $        .41
                                                               ===========     ============

     The pro forma effect of the acquisitions of JAK and Koyo is not significant.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE B -- BUSINESS COMBINATIONS -- CONTINUED
  G.P.S. Standard U.S.A.:

     Effective November 29, 1995, the Company acquired 100 percent of the outstanding capital stock of BLC & Associates, Inc., doing business as G.P.S. Standard U.S.A. ("GPS"), for 176,470 shares of registered common stock of the Company. GPS is a manufacturer of surveillance camera housings, pan and tilt devices, matrix switchers and other advanced software driven camera control systems. The transaction was accounted for as a pooling of interests effective December 1, 1995. Results of operations for periods prior to the date of acquisition have not been restated to reflect the combined operations due to immateriality.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable consist of the following:

                                                          DECEMBER 31,
                                                   ---------------------------     MARCH 31,
                                                      1994            1995           1996
                                                   -----------     -----------    -----------
                                                                                  (UNAUDITED)
    $20.0 million revolving line of credit from a
      bank, due July 31, 1997; interest at prime
      (8.75% at December 31, 1995) plus .25% or
      LIBOR (5.82% at December 31, 1995) plus
      2.50% payable monthly; collateralized by
      substantially
      all assets.................................  $11,735,392     $17,478,730    $19,487,447
    $7.0 million revolving line of credit from an
      investment company, due September 30, 1996;
      interest at the greater of 8.5% or prime
      plus 2.0% payable monthly; collateralized
      by inventory...............................    6,508,791       6,822,417      6,647,704
                                                   -----------     -----------    -----------
                                                   $18,244,183     $24,301,147    $26,135,151
                                                   ===========     ===========    ===========

     At December 31, 1995 and March 31, 1996, the Company had unused available revolving lines of credit totaling approximately $2.7 million and $865,000, respectively.

     Long-term debt as of December 31, 1995 and March 31, 1996 consists of a bank loan due on July 31, 1997 which bears interest at prime plus .25% or LIBOR plus 2.50% and is collateralized by real estate and equipment. Principal payments of $14,583 are due monthly with $1,414,590 due upon maturity.

     The following are scheduled maturities of long-term debt at December 31, 1995:

YEAR ENDING
DECEMBER 31,
- ------------
   1996.............................................  $  180,960
   1997.............................................   1,534,548
                                                      ----------
                                                      $1,715,508
                                                      ==========

     Debt is guaranteed in part ($8,000,000) by the principal stockholder of the Company. The credit agreements contain certain restrictive covenants and conditions, including debt to tangible net worth ratios, current ratios and working capital ratios. At December 31, 1995, the Company did not meet certain of these covenants on its bank debt and has obtained waivers of the violations.

     The weighted average interest rate for notes payable for the years ended December 31, 1994 and 1995 was 8.16% and 9.50%, respectively.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE D -- STOCKHOLDERS' EQUITY

  Preferred Stock

     The Series A preferred stock earns dividends at the rate of 12% per annum, beginning January 1, 1991, payable quarterly. All dividends accrue whether or not such dividends have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment.

     The Company may at any time redeem all or any portion of the Series A preferred stock then outstanding at the liquidation value of $5.00 per share plus unpaid dividends. A holder of Series A preferred stock may convert all or any of the shares into shares of the Company's common stock at any time at a conversion rate equal to the original purchase price of $5.00 plus any unpaid dividends, the sum of which is divided by $2.40.

     Holders of Series A preferred stock are entitled to vote on all matters submitted to a vote of stockholders. Each Series A preferred share is entitled to voting rights equal to 16.667 shares of common stock.

  Nonqualified Stock Option Plan

     The 1988 Nonqualified Stock Option Plan provides for options to be granted covering 833,334 shares of common stock. Shares under grant generally become exercisable in five equal annual installments beginning one year after the date of grant, and expire after ten years.

     Option exercise prices are set by the Compensation Committee of the Board of Directors on the date of grant at the approximate market price of the Company's common stock.

     Details of stock options are as follows:

                                                                NUMBER OF
                                                                 SHARES        OPTION PRICE
                                                                ---------     --------------
    Options outstanding -- January 1, 1994....................   500,226      $1.20 -- $7.50
      Granted.................................................    47,500       4.50 --  6.88
      Forfeited...............................................   (14,167)      3.75 --  6.00
      Exercised...............................................      (600)               2.40
                                                                 -------      --------------
    Options outstanding -- December 31, 1994..................   532,959       1.20 --  7.50
      Granted.................................................   146,750       5.63 --  7.00
      Forfeited...............................................    (4,334)      2.40 --  7.50
      Exercised...............................................    (8,500)      2.40 --  6.50
                                                                 -------      --------------
    Options outstanding -- December 31, 1995..................   666,875      $1.20 -- $7.50
      Granted.................................................     6,000      $6.38 -- $9.63
      Forfeited...............................................        --            --
      Exercised...............................................        --            --
                                                                 -------      --------------
    Options outstanding -- March 31, 1996 (unaudited).........   672,875      $1.20 -- $9.63
                                                                 =======      ==============
    Options exercisable -- December 31, 1995..................   406,468      $1.20 -- $7.50
                                                                 =======      ==============
    Options exercisable -- March 31, 1996 (unaudited).........   458,321      $1.20 -- $7.50
                                                                 =======      ==============

  Stock Warrants

     In connection with the $7.0 million line of credit (Note C), the Company granted to the lender warrants to purchase a total of 200,000 shares of restricted common stock at a price of $8.00 per share, subject to certain adjustments. The warrant agreement expires November 30, 1996 and no warrants have been exercised to date.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE E -- MAJOR CUSTOMERS AND SUPPLIERS

     One customer accounted for more than 10% of revenue in each of the three years ended December 31, 1995. Sales to that customer were:

                1995............................................  $13,945,000
                1994............................................   13,202,000
                1993............................................    6,380,000

     Loss of this customer could have a material adverse effect on the operations of the Company.

     Approximately 38% of the Company's purchases of materials in 1995 were from one supplier. Although there are a limited number of manufacturers of the Company's products, management believes there are suppliers who could provide similar products on comparable terms. A change in suppliers could cause a delay and a possible loss of sales, which could affect operating results adversely.

NOTE F -- COMMITMENTS AND CONTINGENCIES

     The Company has entered into operating leases for office and warehouse space and data processing equipment.

     Minimum future rental payments for all long-term, noncancelable operating leases are presented below:

YEAR ENDING
DECEMBER 31,
- ------------
   1996.............................................  $  489,000
   1997.............................................     409,000
   1998.............................................     328,000
   1999.............................................     168,000
   2000.............................................      38,000
                                                      ----------
                                                      $1,432,000
                                                      ==========

     Total rent expense charged to operations is as follows:

                              YEARS ENDED DECEMBER 31,
                         ----------------------------------
                           1993         1994         1995
                         --------     --------     --------
                         $266,717     $473,502     $468,770
                         ========     ========     ========

     At December 31, 1995, the Company was a defendant in lawsuits arising in the ordinary course of business. In the opinion of management, the lawsuits will not have a material adverse effect upon the Company's business, financial position or results of operations.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE G -- INCOME TAXES

     The provision for taxes on income from continuing operations consists of the following:

                                                       1993           1994           1995
                                                     ---------     ----------     ----------
    Federal
      Current......................................  $ 613,105     $1,081,435     $1,629,374
      Deferred.....................................   (266,892)       227,012       (152,782)
    State..........................................     35,330        204,573         62,937
                                                     ---------     ----------     ----------
                                                     $ 381,543     $1,513,020     $1,539,529
                                                     =========     ==========     ==========

     The Company's effective income tax rate differed from the Federal statutory rate as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                                ---------------------------
                                                                1993        1994       1995
                                                                -----       ----       ----
    U.S. Federal statutory rate...............................   34.0%      34.0%      34.0%
    State taxes, net of Federal benefit.......................    1.0        3.1        1.0
    Reduction in deferred tax asset valuation allowance.......   (4.5)        --         --
    Net operating loss carryforward recognized................  (18.4)      (3.7)      (1.5)
    Other, net................................................     .6        1.8        2.9
                                                                -----       ----       ----
                                                                 12.7%      35.2%      36.4%
                                                                =====       ====       ====

     The components of deferred tax assets and liabilities are as follows:

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                   1994           1995
                                                                ----------     -----------
    Deferred tax assets:
      Inventory...............................................  $ 156,854      $  560,717
      Accounts receivable.....................................    156,416         155,439
      Accrued expenses........................................     98,489         259,114
      Net operating loss carryforward.........................    177,026         174,935
                                                                ---------      ----------
                                                                  588,785       1,150,205
      Valuation allowance.....................................   (133,804)        (68,970)
                                                                ---------      ----------
                                                                  454,981       1,081,235
      Deferred tax liabilities:
      Depreciation............................................    (78,331)        (83,702)
      Other...................................................    (13,662)        (54,487)
                                                                ---------      ----------
                                                                  (91,993)       (138,189)
                                                                ---------      ----------
                                                                $ 362,988      $  943,046
                                                                =========      ==========

     As of December 31, 1995, the Company has available net operating loss carryforwards of approximately $500,000 which are available to reduce future taxable income by approximately $60,000 per year through 2002. A valuation allowance of $68,970 has been provided to reduce a portion of the deferred tax assets related to these carryforwards.

                         ULTRAK, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE H -- DISCONTINUED OPERATIONS

     On July 22, 1993, the Company announced that it would discontinue its personal computer products (PC) business segment and concentrate its resources on the CCTV business segment. As a result of this decision, the operations and net assets of the PC business segment are classified as discontinued operations.

     Sales included in discontinued operations for the year ended December 31, 1993 were $19,232,836. The loss from discontinued operations is net of tax benefits of $145,106 in 1993, and the provision for loss on disposal in 1994 and 1993 is net of tax benefits of $98,000 and $774,368, respectively.

NOTE I -- UNAUDITED QUARTERLY OPERATING RESULTS

     Unaudited quarterly operating results for the years ended December 31, 1994 and 1995 are as follows:

                                       FIRST          SECOND           THIRD          FOURTH
                                      QUARTER         QUARTER         QUARTER         QUARTER
                                    -----------     -----------     -----------     -----------
    1994:
      Sales.......................  $17,808,683     $19,032,217     $21,524,735     $20,697,076
      Gross profit................    4,164,245       4,928,373       5,278,902       5,341,483
      Income (loss) from
         Continuing operations....      628,057         825,511         999,428         336,516
         Discontinued
           operations.............           --              --        (190,000)             --
                                    -----------     -----------     -----------     -----------
      Net income..................      628,057         825,511         809,428         336,516
                                    ===========     ===========     ===========     ===========
      Net income per share........  $       .09     $       .12     $       .11     $       .04
                                    ===========     ===========     ===========     ===========
    1995:
      Sales.......................  $21,829,162     $22,305,871     $28,429,494     $28,667,778
      Gross profit................    5,322,078       5,322,858       6,809,054       7,459,037
      Net income..................      781,933         485,744         683,162         744,218
                                    ===========     ===========     ===========     ===========
      Net income per share........  $       .11     $       .07     $       .09     $       .10
                                    ===========     ===========     ===========     ===========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Diamond Electronics, Inc. and Subsidiary

     We have audited the accompanying consolidated balance sheets of Diamond Electronics, Inc. and Subsidiary as of January 1, 1995 and January 2, 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Electronics, Inc. and Subsidiary as of January 1, 1995 and January 2, 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ NORMAN, JONES, ENLOW & CO.

Columbus, Ohio
March 17, 1995

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      JANUARY 2,     JANUARY 1,
                                                                         1994           1995
                                                                      ----------     ----------
Current assets
  Cash..............................................................  $   38,291     $   30,549
  Trade accounts receivable -- net..................................   1,349,055      2,203,670
  Inventories.......................................................   1,910,908      2,370,557
  Prepaid expenses and other........................................      63,492         32,529
  Deferred income tax benefit.......................................     482,100        316,090
                                                                      ----------     ----------
          Total current assets......................................   3,843,846      4,953,395
Property, plant and equipment -- net................................   1,795,405      1,763,920
Other assets........................................................       8,785         49,373
                                                                      ----------     ----------
          Total assets..............................................  $5,648,036     $6,766,688
                                                                      ==========     ==========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable.....................................................  $1,122,217     $1,167,162
  Current portion of long-term debt.................................     115,999        105,960
  Accounts payable..................................................     485,659        875,852
  Accrued payroll and taxes.........................................     125,320        148,952
  Accrued commissions...............................................      90,075        130,891
  Accrued expenses..................................................      83,023        222,072
                                                                      ----------     ----------
          Total current liabilities.................................   2,022,293      2,650,889
Long-term debt, less current portion................................     592,033        884,548
Deferred income taxes...............................................      20,300         13,204
                                                                      ----------     ----------
          Total liabilities.........................................   2,634,626      3,548,641
Shareholders' equity
  Convertible preferred stock, par value $100 per share,
     authorized -- 4,000 shares, issued and outstanding -0- and
     4,000 shares...................................................     400,000             --
  Common stock, no par value; authorized -- 11,996,000 shares,
     issued and outstanding -- 4,706,326 and 4,476,267 shares.......   3,010,088      3,189,084
  Paid-in capital...................................................      20,000        120,000
  Retained earnings (deficit).......................................    (416,678)       (91,037)
                                                                      ----------     ----------
          Total shareholders' equity................................   3,013,410      3,218,047
                                                                      ----------     ----------
          Total liabilities and shareholders' equity................  $5,648,036     $6,766,688
                                                                      ==========     ==========
Book value per common share.........................................  $      .58     $      .68
                                                                      ==========     ==========

                       See notes to financial statements.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                             FOR THE 52 WEEKS ENDED             THREE MONTHS
                                           --------------------------          ENDED MARCH 31,
                                           JANUARY 2,     JANUARY 1,      -------------------------
                                              1994           1995            1994           1995
                                           ----------     -----------     ----------     ----------
Net sales................................  $9,367,799     $11,774,691     $2,321,700     $2,959,586
Cost of goods sold.......................   6,426,955       8,009,468      1,591,691      2,017,935
                                           ----------     -----------     ----------     ----------
          Gross profit...................   2,940,844       3,765,223        730,009        941,651
Operating expenses
  Selling................................   1,393,840       1,882,860        430,517        430,613
  General and administrative.............     884,223         936,488        217,831        262,004
  Research and development...............     139,462         184,504         37,119         58,545
  Interest...............................     199,516         193,392         39,226         43,180
                                           ----------     -----------     ----------     ----------
                                            2,617,041       3,197,244        724,693        794,342
                                           ----------     -----------     ----------     ----------
Income from operations...................     323,803         567,979          5,316        147,309
Other income (expenses)..................      60,342         (28,817)          (862)        (8,206)
                                           ----------     -----------     ----------     ----------
Income before income taxes and cumulative
  effect adjustment......................     384,145         539,162          4,454        139,103
Income taxes
  Currently payable......................       5,976          54,622          1,693         53,780
  Deferred...............................     148,300         158,899             --             --
                                           ----------     -----------     ----------     ----------
                                              154,276         213,521          1,693         53,780
                                           ----------     -----------     ----------     ----------
Income before cumulative effect
  adjustment.............................     229,869         325,641          2,761         85,323
Cumulative effect adjustment for the
  change in income tax accounting........     610,100              --             --             --
                                           ----------     -----------     ----------     ----------
          Net income.....................  $  839,969     $   325,641     $    2,761     $   85,323
                                           ==========     ===========     ==========     ==========
Earnings per share
  Income (loss) before cumulative effect
     adjustment..........................  $      .05     $       .07     $     0.00     $     0.02
  Cumulative effect adjustment...........         .14              --             --             --
                                           ----------     -----------     ----------     ----------
     Net income..........................  $      .19     $       .07     $     0.00     $     0.02
                                           ==========     ===========     ==========     ==========

                       See notes to financial statements.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   FOR THE 52 WEEKS ENDED JANUARY 1, 1995 AND
                       THE 52 WEEKS ENDED JANUARY 2, 1994

                                                                         COMMON STOCK                               SHAREHOLDERS'
                                              PREFERRED      COMMON        PURCHASE      PAID-IN     ACCUMULATED       EQUITY
                                                STOCK        STOCK         WARRANTS      CAPITAL       DEFICIT        (DEFICIT)
                                              ---------    ----------    ------------    --------    -----------    -------------
Balance, December 29, 1991..................  $  44,450    $1,784,340      $ 20,000      $     --    $(2,427,452)    $  (578,662)
  Common stock warrants expired 12/31/92....                                (20,000)       20,000                             --
  Existing preferred stock canceled in
    Chapter 11 reorganization plan..........    (44,450)                                                                 (44,450)
  New convertible preferred stock issued in
    Chapter 11 reorganization plan..........    400,000                                                                  400,000
  New common stock issued in Chapter 11
    reorganization
    plan....................................                1,203,272                                                  1,203,272
  Net income for the year...................                                                           1,170,805       1,170,805
                                              ---------    ----------      --------      --------    -----------     -----------
Balance January 3, 1993.....................    400,000     2,987,612            --        20,000     (1,256,647)      2,150,965
  Issuance of common stock..................                   22,476                                                     22,476
  Net income for the year...................                                                             839,969         839,969
                                              ---------    ----------      --------      --------    -----------     -----------
Balance January 2, 1994.....................    400,000     3,010,088            --        20,000       (416,678)      3,013,410
  Redemption of convertible preferred
    stock...................................   (400,000)                                  100,000                       (300,000)
  Issuance of common stock for stock
    grants..................................                   29,000                                                     29,000
  Issuance of common stock..................                  149,996                                                    149,996
  Net income for the year...................                                                             325,641         325,641
                                              ---------    ----------      --------      --------    -----------     -----------
Balance January 1, 1995.....................  $      --    $3,189,084      $     --      $120,000    $   (91,037)    $ 3,218,047
                                              =========    ==========      ========      ========    ===========     ===========

                       See notes to financial statements.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               FOR THE 52 WEEKS ENDED            THREE MONTHS
                                              -------------------------         ENDED MARCH 31,
                                              JANUARY 2,     JANUARY 1,     -----------------------
                                                 1994           1995          1994          1995
                                              ----------     ----------     ---------     ---------
Cash flows from operating activities
  Income less extraordinary items...........  $  839,969     $  325,641     $   2,761     $  85,323
  Adjustments to reconcile net income to net
     cash provided by operating activities
     Depreciation...........................     174,899        174,433        43,725        51,300
     Amortization...........................          --         17,000            --            --
     Loss on sale of equipment..............          --          1,936            --            --
  (Increase) decrease in
     Trade accounts receivable..............      88,909       (854,615)      (40,043)      515,998
     Inventories............................    (562,974)      (459,649)     (712,412)     (343,803)
     Other current assets...................      30,569         30,963         3,554        (3,149)
     Deferred income tax benefit............    (482,100)       166,010            --        51,250
  Increase (decrease) in
     Accounts payable.......................      86,213        390,193        67,016        76,934
     Accrued payroll and taxes..............      53,128         23,632            --            --
     Accrued commissions....................      (7,276)        40,816       (28,871)      (68,418)
     Other current liabilities..............    (121,674)       289,045       532,033        62,134
     Deferred income taxes..................      20,300         (7,096)           --         3,394
                                              ----------     ----------     ---------     ---------
  Net cash provided (used) by operating
     activities.............................     119,963        138,309      (132,237)      430,963
                                              ----------     ----------     ---------     ---------
Cash flows from investing activities
  Capital expenditures......................     (59,769)      (146,539)      (39,921)           --
  Acquisition of other assets...............          --        (57,587)      (11,409)           --
  Proceeds from sale of equipment...........          --          1,655            --       (59,218)
                                              ----------     ----------     ---------     ---------
Net cash (used) by investing activities.....     (59,769)      (202,471)      (51,330)      (59,218)
                                              ----------     ----------     ---------     ---------
Cash flows from financing activities
  Additional borrowings (repayments) under
     short-term revolving line of credit
     (post-petition)........................    (146,767)        44,945       362,343      (384,753)
  Principal payments on bank term loan......    (169,052)       (93,184)      (34,200)      (24,952)
  Principal payments on other notes
     payable................................     (61,159)       (32,429)           --            --
  Increase term loan on bank refinancing....          --        408,088            --            --
  Issuance of common stock..................      22,476         29,000            --        41,202
  Redemption of convertible preferred
     stock..................................          --       (300,000)           --            --
                                              ----------     ----------     ---------     ---------
Net cash (used) by financing activities.....    (354,502)        56,420       328,143      (368,503)
                                              ----------     ----------     ---------     ---------
Net increase (decrease) in cash.............    (294,308)        (7,742)      144,576         3,242
Cash at beginning of period.................     332,599         38,291        38,291        30,549
                                              ----------     ----------     ---------     ---------
Cash at end of period.......................  $   38,291     $   30,549     $ 182,867     $  33,791
                                              ==========     ==========     =========     =========
Supplemental disclosures
  Interest paid.............................  $  193,989     $  190,239     $  41,117     $  42,158
                                              ==========     ==========     =========     =========
  Income taxes paid.........................  $   10,756     $   17,664     $     525     $     950
                                              ==========     ==========     =========     =========

                       See notes to financial statements.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

     Diamond Electronics, Inc. and Subsidiary (the Company) manufactures, sells and installs closed circuit television (CCTV) systems. The CCTV systems are used primarily for surveillance in retail and environmental settings.

  Basis of Accounting

     The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

  Depreciation

     The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the Modified Accelerated Cost Recovery System for income tax purposes.

  Accounting Year

     The Company determines its fiscal year on a 52-53 week basis. The fiscal year ends on the Sunday closest to December 31.

  Goodwill

     Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over periods of five to seven years. Amortization expense charged to operations for the years ended January 1, 1995 and January 2, 1994 was $-0- and $-0-, respectively.

     Computation of goodwill are as follows:

                                                                    JANUARY
                                                                      2,          JANUARY
                                                                     1994         1, 1995
                                                                   ---------     ---------
    Goodwill -- Diamond..........................................  $ 103,751     $ 103,751
    Goodwill -- Polymatrix.......................................    240,394       240,394
                                                                   ---------     ---------
                                                                     344,145       344,145
    Accumulated amortization.....................................   (344,145)     (344,145)
                                                                   ---------     ---------
                                                                   $      --     $      --
                                                                   =========     =========

  Non-Compete Agreement

     This agreement represents the amount paid for non-competition by the sellers of Alpha Electronics, Inc. The company wrote off the original amount of $10,000 during the period ended January 1, 1995, due to no future benefit.

  Warranty Cost

     The Company accrues product warranty costs based upon sales levels, warranty terms and actual experience. Product warranty expense was $156,299 and $29,816 for the years ended January 1, 1995 and January 2, 1994, respectively. The accrued product warranty liability was $77,000 and $27,000 at January 1, 1995 and January 2, 1994, respectively.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Research and Development

     The costs associated with new product research and development are expensed as incurred. Research and development expense was $184,504 and $139,462 for the years ended January 1, 1995 and January 2, 1994, respectively.

  Revenue Recognition

     The Company recognizes revenues on contracts as shipments are made.

  Basis of Consolidation

     The accompanying consolidated statements include the accounts of Diamond Electronics, Inc. and its wholly owned subsidiary, Alpha CCTV, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

  Inventories

     Inventories are stated at the lower of cost (determined by first-in, first-out method) or market.

  Book Value and Earnings Per Share

     Book value per share is based upon the number of common shares outstanding at January 1, 1995 and January 2, 1994. Earnings per share are based upon the weighted average number of common shares outstanding during the year.

2. ACCOUNTS RECEIVABLE

     The following is a summary of receivables:

                                                                  JANUARY 2,     JANUARY 1,
                                                                     1994           1995
                                                                  ----------     ----------
    Trade accounts..............................................  $1,588,055     $2,337,785
    Allowance for doubtful accounts.............................    (239,000)      (134,115)
                                                                  ----------     ----------
                                                                  $1,349,055     $2,203,670
                                                                  ==========     ==========

     At January 1, 1995 and January 2, 1994, all accounts receivable were pledged as collateral in connection with bank loans.

3. INVENTORIES

     Inventories consist of:

                                                                  JANUARY 2,     JANUARY 1,
                                                                     1994           1995
                                                                  ----------     ----------
    Raw materials and component parts...........................  $  688,633     $1,213,785
    Work in process.............................................   1,222,275      1,156,772
                                                                  ----------     ----------
                                                                  $1,910,908     $2,370,557
                                                                  ==========     ==========

     At January 1, 1995 and January 2, 1994, all inventories were pledged as collateral in connection with bank loans.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

4. PROPERTY, PLANT AND EQUIPMENT

     The following is a summary of property, plant and equipment:

                                                                JANUARY 2,      JANUARY 1,
                                                                   1994            1995
                                                                -----------     -----------
    Land......................................................  $    58,600     $    58,600
    Buildings.................................................    2,138,654       2,138,654
    Machinery and equipment...................................    1,292,935       1,434,672
    Furniture and fixtures....................................       32,354          32,354
                                                                -----------     -----------
                                                                  3,522,543       3,664,280
    Accumulated depreciation..................................   (1,727,138)     (1,900,360)
                                                                -----------     -----------
                                                                $ 1,795,405     $ 1,763,920
                                                                ===========     ===========

     Depreciation expense charged to operations was $174,899 and $174,433 in 1993 and 1994, respectively.

     All property, plant and equipment is pledged as collateral for bank loans.

     The useful lives of property, plant and equipment for purposes of computing depreciation are:

    Buildings.............................................................    10 - 30 years
    Machinery and equipment...............................................      3 - 7 years
    Furniture and fixtures................................................      3 - 7 years

5. NOTES PAYABLE

     Short-term notes payable consist of the following:

                                                                  JANUARY 2,     JANUARY 1,
                                                                     1994           1995
                                                                  ----------     ----------
    Revolving credit agreement..................................  $1,122,217     $1,167,162
                                                                  ==========     ==========

     The revolving credit agreement and note payable are with a bank, have the same collateral pledged, and are subject to the same loan covenants as the note payable to the bank as further described in note 6 with a balance of $966,667 at January 1, 1995. The revolving credit agreement bears interest at 1/4% above the prime rate with interest payable monthly, with the outstanding balance due June 30, 1997. The revolving credit agreement provides for borrowings up to $2,500,000 limited to a borrowing base. At January 1, 1995, the borrowing base of $2,437,102 was computed as the sum of 85% of eligible receivables, plus the lesser of $1,000,000 or a percent of inventory ranging from 25%-55%.

     At January 1, 1995, the Company had $1,269,940 of unused line of credit with a bank to be drawn upon as needed with interest at 1/4% above the prime rate.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

6. LONG-TERM DEBT

     The following is a summary of long-term debt:

                                                                     JANUARY 2,     JANUARY 1,
                                                                        1994           1995
                                                                     ----------     ----------
    Note payable to bank in monthly installments of $8,550,
      including interest at 10.5% through June 1, 1994. On June 15,
      1994 the unpaid balance of the note plus accrued interest is
      due..........................................................   $ 651,762      $      --
    Note payable to taxing agencies due at various dates (six years from assessment date) in equal quarterly installments with
      interest at the statutory rate...............................      56,270         23,841
    Note payable to bank in monthly installments of $8,333,
      including interest at prime plus  1/2% through August 1,
      2001. At January 1, 1995, the prime rate was 8.5%............          --        966,667
                                                                       --------       --------
                                                                        708,032        990,508
    Current maturities included in current liabilities.............    (115,999)      (105,960)
                                                                       --------       --------
                                                                      $ 592,033      $ 884,548
                                                                       ========       ========

     The revolving credit agreement, the note payable to bank above, and the note payable to bank described in note 5, have the first mortgage on real estate and substantially all other assets of the Company pledged as collateral.

     Following are maturities of long-term debt for each of the next five years:

                                       YEAR                          AMOUNT
                --------------------------------------------------  --------
                1995..............................................  $105,960
                1996..............................................   105,960
                1997..............................................   105,960
                1998..............................................   105,961
                1999..............................................    99,996
                Thereafter........................................   466,671
                                                                    --------
                                                                    $990,508
                                                                    ========

7. INCOME TAXES

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS
109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company used the Accounting Principles Board Opinion No. 11 "Accounting For Income Taxes" (APB 11) income statement approach that focused on calculating deferred tax expense. Under APB 11, recognition of deferred tax assets was not permitted. Effective January 4, 1993, the Company adopted SFAS
109. The cumulative effect of the change in accounting principle is included in determining net income for the year ended January 2, 1994. Financial statements for prior years have not been restated.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

7. INCOME TAXES -- (CONTINUED)

     Deferred tax liabilities (assets) are comprised of the following:

                                                                    JANUARY       JANUARY
                                                                      2,            1,
                                                                     1994          1995
                                                                   ---------     ---------
    Inventory....................................................  $(252,800)    $(214,746)
    Bad debts....................................................    (97,000)      (51,902)
    Warranties...................................................    (10,400)      (39,474)
    Loss carryforwards...........................................   (121,600)           --
    Other........................................................       (300)       (9,968)
                                                                   ---------     ---------
              Net current deferred tax assets....................   (482,100)     (316,090)
                                                                   ---------     ---------
    Capital lease................................................    (14,700)           --
    Depreciation.................................................     35,000        13,204
                                                                   ---------     ---------
              Net long-term deferred tax liabilities.............     20,300        13,204
                                                                   ---------     ---------
                                                                   $(461,800)    $(302,886)
                                                                   =========     =========

     The information above is presented to show the composition of the deferred tax liabilities (assets) for the years ended January 1, 1995 and January 2, 1994.

     The Company's income tax expense differs from the amount computed if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

     At January 1, 1995, the Company has available unused operating loss carryforwards of $-0-.

8. CONVERTIBLE PREFERRED STOCK

     The convertible preferred stock is noncumulative, nonparticipating and is convertible into shares of common stock at the option of the holder. There were 4,000 shares authorized, -0- and 4,000, issued and outstanding at January 1, 1995 and January 2, 1994, respectively. The shares were redeemed during the year by the Company.

9. COMMITMENTS AND CONTINGENCIES

     Under the terms of a loan agreement with a bank, the Company is required to:

     - Maintain minimum net worth of $2,050,000, cash flow coverage ratio of 1.3 to 1 and a maximum financial leverage ratio of 1.9 to 1.

     - Pay commitment fees of  1/4% each month on unused portions of debt.

     In addition, the agreement provides that the Company will not, without prior written consent from the bank:

     - pay cash dividends or incur stock redemptions.

     - pay loans, advances or investments of any kind greater than $20,000.

     - merge or consolidate or be merged or consolidated.

     - Encumber, mortgage or grant a security interest in any asset.

     - Sell or dispose of any assets outside the normal course of business.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

     - Incur capital expenditures in excess of $150,000 per year.

     - Enter into any sale and lease back transactions.

     At January 1, 1995, the Company was in compliance with all covenants.

10. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) salary savings plan (Plan), covering all employees meeting certain eligibility requirements. Under the Plan, the Company is required to contribute to the Plan amounts equal to 10% of the employee's first 4% of voluntary contributions. The Company's contributions to the Plan were $8,429 and $7,481 during 1994 and 1993, respectively.

11. PLAN OF REORGANIZATION

     On July 30, 1991, the Company filed petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Southern District of Ohio -- Eastern Division.

     On December 15, 1992, the Bankruptcy Court confirmed the Company's plan of reorganization. The confirmed plan provided for the following:

 Secured Debt

     The holder of approximately $2,630,000 of secured debt (secured by a perfected, first priority security interest in substantially all of the Company's assets) received the following instruments in exchange for their notes: (a) $49,691 secured note payable in monthly installments of $5,521 commencing February 1, 1993, through September 1, 1993, with interest at prime plus 2% per annum, secured by first liens on property, plant and equipment with the balance due on September 15, 1993, (b) $820,814 secured note payable in monthly installments of $8,550 commencing on February 1, 1993, through June 1, 1994, with interest at 10.5% per annum, secured by same assets as above with the balance due on June 15, 1994, (c) $1,900,000 line of credit with interest payable monthly at prime plus 2% per annum commencing on December 1, 1992 through June 1, 1994 with the balance due June 15, 1994.

  Priority Tax Claims

     Payroll, withholding and real and personal property taxes of $67,738 are payable in equal quarterly installments commencing March 15, 1993, through December 15, 1998 with interest at the statutory rate.

  Unsecured Promissory Note

     The holder of $1,000,000 unsecured promissory note received 4,000 shares of $100 par noncumulative, nonparticipating, preferred stock, convertible into 19% of the new outstanding common stock.

  General Unsecured

     The holders of approximately $1,511,000 of general unsecured claims received the following for their claims: (a) cash in the amount of $0.10 for each dollar of their claim; or (b) shares of common stock in the amount of 1/3 share for each dollar of their claim. Total cash payable and shares issued for these claims were $77,607 and 245,042 shares, respectively.

  Post-petition Financing

     The pledgers of $199,000 of post-petition financing received 1,990,000 shares of the new issue outstanding common stock.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

  Common Stock

     The holders of approximately 1,350,000 outstanding shares of the Company's existing common stock retain their shares and receive a right to buy one new share of common stock for every share owned for $.25 per share. Each share purchased will carry two warrants which expire December 15, 2002. The exercise price of the warrants shall be $.50 and $.75 callable by the Company with 90 days notice at $.05 per warrant.

  Preferred Stock

     The holder of 2,100 outstanding shares of the Company's existing preferred stock received 500,000 shares of the new issue outstanding common stock.

  Board of Directors

     The six members of the Board of Directors of the Company who have provided services to the Company relating to the Chapter 11 case received 300,000 shares of the new outstanding common stock and 300,000 options to buy shares of common stock. There were no options exercised in 1993 or 1994.

  Unsecured Wages and Benefits

     The holders of the $48,738 unsecured wages and benefits received the following for their claims: (a) $11,574 cash payment on December 15, 1992; (b) $37,164 cash payment in August of 1991.

     The Company did not meet the criteria for fresh start accounting. Therefore, the Company accounted for the reorganization as follows:

     - All liabilities are stated at the post-petition amount as allowed by the Court, if applicable.

     - Income, expense, realized gains and losses directly associated with the reorganization were segregated and presented as reorganization items or extraordinary items in the statement of operations.

12. LEASES

     The Company leases office equipment, manufacturing equipment and delivery vehicles under operating leases expiring in various years through 1996.

     Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of January 1, 1995, for each of the next five years and in the aggregate are:

                                                                                 AMOUNT
                                                                                 -------
    1995.......................................................................  $22,332
    1996.......................................................................    4,934
                                                                                 -------
              Total minimum future rental payments.............................  $27,266
                                                                                 =======

     Rental expense under all operating leases was $55,795 and $45,364 for 1994 and 1993, respectively.


     Certain operating leases provide for renewal options for periods of one year at their fair rental value at the time of renewal in the normal course of business. Operating leases are generally renewed or replaced by other leases.

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

13. RELATED PARTY TRANSACTIONS

     A certain shareholder has guaranteed bank obligations under a standby letter of credit as follows:

                                                                                 PERIOD
                                                                                 -------
    December 16, 1992 through June 15, 1993....................................  $40,000
    June 16, 1993 through December 15, 1993....................................  $25,000
    Thereafter.................................................................  $    --

     A corporation which provides the Company with management services is owned by a member of the board of directors. The Company paid management fees of approximately $44,557 and $31,000 during 1994 and 1993, respectively.

14. SUBSEQUENT EVENT

     On February 9, 1995, NASDAQ-Listed Ultrak, Inc. and Diamond Electronics, Inc. signed a letter of intent whereby Ultrak, Inc. would acquire all the outstanding common stock of Diamond Electronics, Inc. The purchase price would be 600,00 shares of newly issued registered Ultrak, Inc. common stock, plus additional shares if certain future Ultrak, Inc. closing stock prices are met. It is intended that the stock of Diamond Electronics, Inc. be exchange on a tax-free basis pursuant to a reorganization described in Section 368 of the Internal Revenue Code.

     Diamond Electronics, Inc.'s Board of Directors and Shareholders are expected to approve the transaction in order to allow both Ultrak, Inc. and Diamond Electronics, Inc. to have executed a definitive merger agreement by April 15, 1995.

15. STOCK WARRANTS

     In connection with a rights offering in March 1993, stockholders received two warrants for each share purchased. There are warrants to purchase 48,893 shares with an exercise price of $.50 and warrants to purchase another 48,893 shares with an exercise price of $.75. The warrant agreement expires December 2002 and no warrants have been exercised. The warrants are callable at $.05 warrant on a 90 day notice.

16. STOCK OPTIONS

     Under the terms of its stock option plan, options to purchase shares of the company's common stock are granted at a price equal to the market price of the stock at the date of the grant. Following is a summary of transactions:

    Options outstanding -- January 3, 1993
      Granted during the year..................................................   71,000
      Forfeited during the year................................................       --
      Exercised during the year (at a price of $.25 per share).................  (41,000)
                                                                                 -------
    Options outstanding -- January 3, 1994.....................................   30,000
      Granted during the year..................................................   50,000
      Forfeited during the year................................................       --
      Exercised during the year (at a price of $.58 per share).................  (50,000)
                                                                                 -------
    Options outstanding -- January 1, 1995.....................................   30,000
                                                                                 =======
    Options exercisable -- January 1, 1995.....................................   30,000
                                                                                 =======

                    DIAMOND ELECTRONICS, INC. AND SUBSIDIARY

17. CASH FLOWS

     Cash flows from operations for the year ended January 1, 1995 not disclosed on the face of the cash flow statement were as follows:

    Customer deposits converted to common stock...............................  $149,996
                                                                                ========
    Cost of equipment.........................................................  $  4,801
    Less: accumulated depreciation............................................    (1,210)
                                                                                --------
    Net book value............................................................     3,591
    Proceeds from sale of equipment...........................................     1,655
                                                                                --------
    Loss on sale of equipment.................................................  $  1,936
                                                                                ========

                                   [PICTURE]

                                   OPERATIONS


               A Diamond Electronics, Inc. manufacturing employee


                                   [PICTURE]


                         PRODUCT DESIGN AND DEVELOPMENT



                       Diagrams of types of CCTV Systems

================================================================================


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Capitalization........................    9
Price Range of Common Stock...........   10
Dividend Policy.......................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   17
Management............................   29
Principal and Selling Stockholders....   30
Description of Capital Stock..........   31
Underwriting..........................   32
Available Information.................   33
Incorporation of Certain Documents by
  Reference...........................   33
Legal Matters.........................   34
Experts...............................   34
Index to Consolidated Financial
  Statements..........................  F-1


================================================================================

================================================================================

                                2,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                                      LOGO


                                      LOGO

                                        , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows. All of the amounts, except the SEC registration fee and the Nasdaq National Market listing fee, are estimates.

                                       ITEM                                      AMOUNT
    --------------------------------------------------------------------------  --------
    SEC registration fee......................................................  $ 10,582
    NASD fee..................................................................     3,569
    Nasdaq National Market listing fee........................................    17,500
    Legal fees and expenses...................................................   100,000
    Accounting fees and expenses..............................................    25,000
    Printing expenses.........................................................    70,000
    Fees and expenses for qualification under state securities laws (including
      legal fees).............................................................    10,000
    Transfer agent's and registrar's fees and expenses........................    10,000
    Miscellaneous.............................................................    13,349
                                                                                --------
              Total...........................................................  $260,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Delaware General Corporation Law, the Registrant's By-Laws provide that the directors and officers of the Registrant shall be indemnified by the Registrant against certain liabilities that those persons may incur in their capacities as directors or officers. Furthermore, the Registrant's Certificate of Incorporation eliminates the liability of directors of the Registrant, under certain circumstances, to the maximum extent permitted by the Delaware General Corporation Law.

     The Underwriting Agreement to be filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Registrant and the underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances provides for indemnification of the Registrant's directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
   *1.1    -- Form of Underwriting Agreement
     4.1   -- Form of certificate representing shares of the Common Stock
  **5.1    -- Legal Opinion of Gardere & Wynne, L.L.P. regarding legality of securities being registered
   10.1    -- Loan Agreement, dated as of July 20, 1992, among the Company, CCTV Source
              International, Inc., Loss Prevention Electronics Corporation and Petrus Fund,
              L.P. (filed as Exhibit 3 to the Company's Current Report on Form 8-K dated June
              15, 1992)
   10.2    -- Warrant Purchase Agreement, dated as of July 20, 1992, among the Company,
              George K. Broady and Petrus Fund, L.P. (filed as Exhibit 4 to the Registrant's
              Current Report on Form 8-K dated June 15, 1992)
   10.3    -- First Amendment to Loan Agreement, dated as of October 4, 1993, among the
              Company, CCTV Source International, Inc., Loss Prevention Electronics
              Corporation, and Petrus Fund, L.P. (with related Restated Revolving Credit
              Note) (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated
              October 4, 1993)

 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
   10.4    -- Security Agreement, dated as of October 4, 1993, between Exxis Technologies,
              Inc. and Petrus Fund, L.P. (filed as Exhibit 10.4 to the Company's Current
              Report on Form 8-K dated October 4, 1993)
   10.5    -- Security Agreement, dated as of October 4, 1993, between Dental Vision Direct,
              Inc. and Petrus Fund, L.P. (filed as Exhibit 10.5 to the Company's Current
              Report on Form 8-K dated October 4, 1993)
   10.6    -- Second Amendment to Warrant Purchase Agreement, dated as of October 4, 1993, among the Company, George K. Broady and Petrus Fund, L.P. (filed as Exhibit
              10.3 to the Company's Current Report on Form 8-K dated October 4, 1993)
   10.7    -- Second Amendment to Loan Agreement, executed November 1, 1994 to be effective as of October 4, 1994, between the Company and Petrus Fund, L.P. (filed as
              Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 14,
              1994)
   10.8    -- Third Amendment to Warrant Purchase Agreement, executed November 11, 1994 to be effective as of October 4, 1994, among the Company, George K. Broady and Petrus
              Fund, L.P. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K
              dated November 14, 1994)
   10.9    -- Third Amendment to Loan Agreement, dated as of December 29, 1995, between the
              Company and Petrus Fund, L.P. (filed as Exhibit 10.1 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1996)
   10.10   -- Fourth Amendment to Loan Agreement, dated as of March 29, 1996, between the
              Company and Petrus Fund, L.P. (filed as Exhibit 10.2 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1996)
   10.11   -- Fourth Amendment to Warrant Purchase Agreement, dated as of March 29, 1996, among the Company, George K. Broady, and Petrus Fund, L.P. (filed as Exhibit
              10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March
              31, 1996)
   10.12   -- Financing and Security Agreement, dated as of September 24, 1993, among
              NationsBank, the Company, Loss Prevention Electronics Corporation, CCTV Source
              International, Inc., and Dental Vision Direct, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 4, 1993)
   10.13   -- First Amendment to Financing and Security Agreement, dated effective October
              31, 1994, among NationsBank, the Company, Loss Prevention Electronics
              Corporation, CCTV Source International, Inc. and Dental Vision Direct, Inc.
              (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated
              November 14, 1994)
   10.14   -- Second Amendment to Financing and Security Agreement, dated as of February 9,
              1995, among NationsBank, the Company, Loss Prevention Electronics Corporation,
              CCTV Source International, Inc. and Dental Vision Direct, Inc. (filed as
              Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended
              December 31, 1995)
   10.15   -- Third Amendment to Financing and Security Agreement, dated effective as of July
              18, 1995, among NationsBank, the Company, Dental Vision Direct, Inc., Exxis
              Technologies, Inc., JAK Pacific Video Warranty and Repair Services, Inc. and
              Diamond Electronics, Inc. (filed as Exhibit 10.16 to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995)
   10.16   -- Fourth Amendment to Financing and Security Agreement, dated effective as of
              December 29, 1995, among NationsBank, the Company, Dental Vision Direct, Inc.,
              Diamond Electronics, Inc., JAK Pacific Video Warranty and Repair Services, Inc.
              and Ultrak Operating, L.P. (filed as Exhibit 10.18 to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995)

 EXHIBIT
   NO.                                   DESCRIPTION OF EXHIBIT
- ---------- ----------------------------------------------------------------------------------
   10.17   -- Ultrak, Inc. 1988 Non-Qualified Stock Option Plan (filed as Exhibit 10.6 to the
              Company's Registration Statement on Form S-1, Registration No. 55-3-31110)
   10.18   -- Amendment No. 2 to Ultrak, Inc. 1988 Non-Qualified Stock Option Plan (filed as
              Exhibit 10 to the Company's Current Report on Form 8-K dated December 28, 1993)
   10.19   -- Agreement and Plan of Reorganization, dated as of April 28, 1995, among Diamond
              Electronics, Inc., the shareholders of Diamond signing the Agreement, the
              Company and Diamond Purchasing Corp. (filed as Annex A to the Company's Form
              S-4 dated June 28, 1995)
   10.20   -- Employment Agreement, dated May 25, 1995, between the Company and James D.
              Pritchett (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K
              for the year ended December 31, 1995)
   10.21   -- Employment Agreement, dated May 25, 1995, between the Company and Tim D. Torno
              (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the
              year ended December 31, 1995)
   11.1    -- Computation of Per Share Data (filed as Exhibit 11.1 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1996)
  *23.1    -- Consent of Grant Thornton LLP
  *23.2    -- Consent of Norman, Jones, Enlow & Co.
 **23.3    -- Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
  *24.1    -- Power of attorney


- ---------------


 * Previously filed


** Filed herewith


ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) If the Underwriters do not exercise their option to purchase additional shares of Common Stock to cover over-allotments, if any, or if such option is partially exercised, the Registrant hereby undertakes to file a post-effective amendment to the Registration Statement deregistering all such shares as to which such option shall not have been exercised.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 2nd day of May, 1996.


                                            ULTRAK, INC.

                                            By:     /s/ GEORGE K. BROADY
                                               ------------------------------
                                                      George K. Broady
                                                Chief Executive Officer and
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons and in the capacities indicated on the 2nd day of May, 1996.



                    NAME                                     TITLE                    DATE
- ---------------------------------------------  -------------------------------------------------
         /s/  GEORGE K. BROADY                 Chairman of the Board, Chief          May 2, 1996
- ---------------------------------------------     Executive Officer and President
              George K. Broady                    (Principal Executive Officer)

                    *                          Executive Vice President and          May 2, 1996
- ---------------------------------------------     Director
             James D. Pritchett

           /s/  TIM D. TORNO                   Vice President-Finance, Secretary,    May 2, 1996
- ---------------------------------------------     Treasurer and Chief Financial
                Tim D. Torno                      Officer (Principal Financial
                                                  and Accounting Officer)

                     *                         Director                              May 2, 1996
- ---------------------------------------------
               William C. Lee

                     *                         Director                              May 2, 1996
- ---------------------------------------------
               Charles C. Neal

                     *                         Director                              May 2, 1996
- ---------------------------------------------
              Robert F. Sexton

*By      /s/  GEORGE K. BROADY
   ------------------------------------------
              George K. Broady,
             as Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                  EXHIBIT                                      PAGE
- ---------- ----------------------------------------------------------------------  ------------
    *1.1   -- Form of Underwriting Agreement
     4.1   -- Form of certificate representing shares of the Common Stock
   **5.1   -- Legal Opinion of Gardere & Wynne, L.L.P. regarding legality of securities being registered
    10.1   -- Loan Agreement, dated as of July 20, 1992, among the Company, CCTV
              Source International, Inc., Loss Prevention Electronics Corporation
              and Petrus Fund, L.P. (filed as Exhibit 3 to the Company's Current
              Report on Form 8-K dated June 15, 1992)
    10.2   -- Warrant Purchase Agreement, dated as of July 20, 1992, among the
              Company, George K. Broady and Petrus Fund, L.P. (filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 15, 1992)
    10.3   -- First Amendment to Loan Agreement, dated as of October 4, 1993, among the Company, CCTV Source International, Inc., Loss Prevention
              Electronics Corporation, and Petrus Fund, L.P. (with related
              Restated Revolving Credit Note) (filed as Exhibit 10.2 to the
              Company's Current Report on Form 8-K dated October 4, 1993)
    10.4   -- Security Agreement, dated as of October 4, 1993, between Exxis
              Technologies, Inc. and Petrus Fund, L.P. (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated October 4, 1993)
    10.5   -- Security Agreement, dated as of October 4, 1993, between Dental
              Vision Direct, Inc. and Petrus Fund, L.P. (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 4, 1993)
    10.6   -- Second Amendment to Warrant Purchase Agreement, dated as of October
              4, 1993, among the Company, George K. Broady and Petrus Fund, L.P.
              (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K
              dated October 4, 1993)
    10.7   -- Second Amendment to Loan Agreement, executed November 1, 1994 to be effective as of October 4, 1994, between the Company and Petrus
              Fund, L.P. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 14, 1994)
    10.8   -- Third Amendment to Warrant Purchase Agreement, executed November
              11, 1994 to be effective as of October 4, 1994, among the Company,
              George K. Broady and Petrus Fund, L.P. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 14, 1994)
    10.9   -- Third Amendment to Loan Agreement, dated as of December 29, 1995, between the Company and Petrus Fund, L.P. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1996)
    10.10  -- Fourth Amendment to Loan Agreement, dated as of March 29, 1996, between the Company and Petrus Fund, L.P. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1996)
    10.11  -- Fourth Amendment to Warrant Purchase Agreement, dated as of March
              29, 1996, among the Company, George K. Broady, and Petrus Fund,
              L.P. (filed as Exhibit 10.3 to the Company's Quarterly Report on
              Form 10-Q for the quarter ended March 31, 1996)
    10.12  -- Financing and Security Agreement, dated as of September 24, 1993, among NationsBank, the Company, Loss Prevention Electronics
              Corporation, CCTV Source International, Inc., and Dental Vision
              Direct, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 4, 1993)

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                  EXHIBIT                                      PAGE
- ---------- ----------------------------------------------------------------------  ------------
    10.13  -- First Amendment to Financing and Security Agreement, dated effective October 31, 1994, among NationsBank, the Company, Loss
              Prevention Electronics Corporation, CCTV Source International, Inc.
              and Dental Vision Direct, Inc. (filed as Exhibit 10.1 to the
              Company's Current Report on Form 8-K dated November 14, 1994)
    10.14  -- Second Amendment to Financing and Security Agreement, dated as of
              February 9, 1995, among NationsBank, the Company, Loss Prevention
              Electronics Corporation, CCTV Source International, Inc. and Dental
              Vision Direct, Inc. (filed as Exhibit 10.14 to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995)
    10.15  -- Third Amendment to Financing and Security Agreement, dated effective as of July 18, 1995, among NationsBank, the Company,
              Dental Vision Direct, Inc., Exxis Technologies, Inc., JAK Pacific
              Video Warranty and Repair Services, Inc. and Diamond Electronics,
              Inc. (filed as Exhibit 10.16 to the Company's Annual Report on Form
              10-K for the year ended December 31, 1995)
    10.16  -- Fourth Amendment to Financing and Security Agreement, dated effective as of December 29, 1995, among NationsBank, the Company,
              Dental Vision Direct, Inc., Diamond Electronics, Inc., JAK Pacific
              Video Warranty and Repair Services, Inc. and Ultrak Operating, L.P.
              (filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K
              for the year ended December 31, 1995)
    10.17  -- Ultrak, Inc. 1988 Non-Qualified Stock Option Plan (filed as Exhibit
              10.6 to the Company's Registration Statement on Form S-1,
              Registration No. 55-3-31110)
    10.18  -- Amendment No. 2 to Ultrak, Inc. 1988 Non-Qualified Stock Option
              Plan (filed as Exhibit 10 to the Company's Current Report on Form
              8-K dated December 28, 1993)
    10.19  -- Agreement and Plan of Reorganization, dated as of April 28, 1995, among Diamond Electronics, Inc., the shareholders of Diamond signing the Agreement, the Company and Diamond Purchasing Corp.
              (filed as Annex A to the Company's Form S-4 dated June 28, 1995)
    10.20  -- Employment Agreement, dated May 25, 1995, between the Company and
              James D. Pritchett (filed as Exhibit 10.21 to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995)
    10.21  -- Employment Agreement, dated May 25, 1995, between the Company and
              Tim D. Torno (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995)
    11.1   -- Computation of Per Share Data (filed as Exhibit 11.1 to the
              Company's Quarterly Report on Form 10-Q for the quarter ended March
              31, 1996)
   *23.1   -- Consent of Grant Thornton LLP
   *23.2   -- Consent of Norman, Jones, Enlow & Co.
  **23.3   -- Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
   *24.1   -- Power of attorney


- ---------------


 * Previously filed



** Filed herewith